EXHIBIT 1

CONCESSION AGREEMENT FOR

PETROLEUM

EXPLORATION, DEVELOPMENT AND

EXPLOITATION

BETWEEN

THE ARAB REPUBLIC OF EGYPT

AND

THE EGYPTIAN GENERAL PETROLEUM

CORPORATION

AND

TRANSGLOBE WEST BAKR Inc.

AND

TRANSGLOBE WEST GHARIB Inc.

AND

TG NW GHARIB Inc.

IN

MERGED DEVELOPMENT AREAS

WEST BAKR AREA

WEST GHARIB AREA

NORTHWEST GHARIB ONSHORE AREA

EASTERN DESERT

A.R.E.

i

INDEX

ARTICLE	TITLE	PAGE
I	Definitions	7
II	Annexes to the Agreement	12
III	Grant of Rights and Term	14
IV	Work Program and Expenditures	22
V	Operations	27
VI	Recovery of Costs and Expenses and Production Sharing	29
VII	Title to Assets	45
VIII	Bonuses	46
IX	Office and Service of Notices	50
X	Saving of Petroleum and Prevention of Loss	50
XI	Customs Exemptions	51
XII	Books of Account: Accounting and Payments	54
XIII	Records, Reports and Inspection	55
XIV	Responsibility for Damages	56
XV	Privileges of Government Representatives	57

ii

XVI	Employment Rights and Training of Arab Republic Of Egypt Personnel	57
XVII	Laws and Regulations	59
XVIII	Stabilization	60
XIX	Right of Requisition	61
XX	Assignment	62
XXI	Breach of Agreement and Power to Cancel	64
XXII	Force Majeure	65
XXIII	Disputes and Arbitration	66
XXIV	Status of Parties	68
XXV	Local Contractors and Locally Manufactured Material	69
XXVI	Arabic Text	69
XXVII	General	70
XXVIII	Copies of the Agreement	70
XXIX	Legal Headquarters	70
XXX	Approval of the GOVERNMENT	71

iii

ANNEXES TO THE CONCESSION AGREEMENT

Annex "A"	Boundary Description of the Concession Area	72
Annex “B”	Illustrative Map showing Area Covered	73
Annex "C-1 "	The Guaranty	74
Annex "C-2"	Letter of Guaranty	77
Annex "D"	Charter of Operating Company	79
Annex "E"	Accounting Procedure	83
Annex “F”	Map of the National Gas Pipeline Grid System	98

iv

CONCESSION AGREEMENT FOR PETROLEUM

EXPLORATION, DEVELOPMENT AND EXPLOITATION

BETWEEN

THE ARAB REPUBLIC OF EGYPT

AND

THE EGYPTIAN GENERAL PETROLEUM CORPORATION

AND

TRANSGLOBE WEST BAKR Inc.

AND

TRANSGLOBE WEST GHARIB Inc.

AND

TG NW GHARIB Inc.

IN

MERGED DEVELOPMENT AREAS

WEST BAKR AREA

WEST GHARIB AREA

NORTHWEST GHARIB ONSHORE AREA

EASTERN DESERT

A.R.E.

This Agreement made and entered on this … day of … , 20--, by and between:

First:	1-	The ARAB REPUBLIC OF EGYPT (hereinafter referred to variously as "A.R.E." or as the "GOVERNMENT"), represented by the Minister of Petroleum and Mineral Resources, in his capacity; and
Legal Headquarters: [address redacted]

2-	The EGYPTIAN GENERAL PETROLEUM CORPORATION, a legal entity created by Law No. 167 of 1958 as amended (hereinafter referred to as "EGPC") represented by the Chief Executive Officer, in his capacity.
Legal Headquarters: [address redacted]

(First Party)

Second:	1-	TransGlobe West Gharib Inc. a limited by shares company organized and existing under the laws of Turks and Caicos Islands, represented by the President of the Company or a concerned delegate supported with a power of attorney, (hereinafter referred to as "TransGlobe WG").
Legal Headquarters: [address redacted]

1

2-	TransGlobe West Bakr Inc. a limited by shares company organized and existing under the laws of Turks and Caicos Islands, represented by the President of the Company or a concerned delegate supported with a power of attorney, (hereinafter referred to as "TransGlobe WB")
Legal Headquarters: [address redacted]

3-	TG NW Gharib Inc a limited by shares company organized and existing under the laws of Turks and Caicos Islands, represented by the President of the Company or a concerned delegate supported with a power of attorney, (hereinafter referred to as "TG NW ")
Legal Headquarters: [address redacted]

"TransGlobe WG", "TransGlobe WB" and "TG NW" are hereinafter collectively referred to as "CONTRACTOR" and individually as "CONTRACTOR MEMBER".

(Second Party)

PREAMBLE

WHEREAS, all minerals including Petroleum, existing in mines and quarries in A.R.E., including the territorial waters, and in the seabed subject to its jurisdiction and extending beyond the territorial waters, are the property of the State; and

WHEREAS, EGPC has applied for an exclusive concession for the Exploration, Development and Exploitation of Petroleum in and throughout the Area referred to in Article II, and described in Annex "A" and shown approximately on Annex "B", which are attached hereto and made part hereof (hereinafter referred to as the "Area"); and

2

WHEREAS, the ARAB REPUBLIC OF EGYPT, THE EGYPTIAN GENERAL PETROLEUM CORPORATION, THE GENERAL PETROLEUM COMPANY and THE EGYPTIAN PETROLEUM DEVELOPMENT CO. LTD. (EPEDECO), have entered into a Concession Agreement for Petroleum Exploration and Exploitation in WEST BAKR Area, EASTERN DESERT, issued by virtue of Law No. 33 of 1975 as amended by Law No. 163 of 2005 ( "WEST BAKR Concession Agreement"); and

WHEREAS, "WEST BAKR Concession Agreement" currently includes one Development Lease named H&K Development Lease, expiring on 19/4/2025 ; and

WHEREAS, WEST BAKR PETROLEUM Company (" the operating company") established to carry out the operations in WEST BAKR Area, in accordance with the provisions of Law No. 33 of 1975 as amended by Law No. 163 of 2005; and

WHEREAS, the Egyptian Petroleum Development Co. Ltd. (Epedeco) has assigned one hundred percent (100%) interest which represents all its rights, interests, privileges, duties and obligations in WEST BAKR Concession Agreement to TransGlobe West Bakr Inc. on 18/12/2011; and

WHEREAS, the ARAB REPUBLIC OF EGYPT, THE EGYPTIAN GENERAL PETROLEUM CORPORATION, DUBLIN INTERNATIONAL PETROLEUM (EGYPT) LIMITED (DUBLIN) and TANGANYIKA OIL COMPANY LTD. (TANGANYIKA) have entered into a Concession Agreement for Petroleum Exploration and Exploitation in the WEST GHARIB Area, EASTERN DESERT by virtue of Law No. 15 of 1998 (WEST GHARIB Concession Agreement"); and

WHEREAS, " WEST GHARIB Concession Agreement " currently includes five Development Leases named WEST GHARIB Development Lease, expiring on 15/11/2024 , HOSHIA Development Lease, expiring on 30/3/2030 , WEST HOSHIA Development Lease, expiring on 14/10/2031 and ARTA Development Lease, expiring on 14/10/2031 and EAST ARTA Development Lease, expiring on 27/11/2031 ; and

3

WHEREAS, Dara Petroleum Company "DARA" (" the operating company") established to carry out the operations in WEST GHARIB Area, in accordance with the provisions of Law No. 15 of 1998; and

WHEREAS, Dublin International Petroleum (Egypt) Limited and Tanganyika Oil Company Ltd. have assigned an undivided thirty percent (30%) of their interests, rights, privileges, duties and obligations in the Concession Agreement to GHP Exploration (West Gharib) Ltd. on 17/3/1999; and

WHEREAS, Dublin International Petroleum (Egypt) Limited and Tanganyika Oil Company Ltd. have assigned an undivided twenty percent (20%) of their interests, rights, privileges, duties and obligations in the Concession Agreement to Drucker Petroleum Inc. on 17/3/1999; and

WHEREAS, the interests of the parties constituting the CONTRACTOR under the Concession Agreement became as follows: Dublin and Tanganyika (50%), GHP (30%) and Drucker (20%); and

WHEREAS, Tanganyika Oil Company Ltd. assigned an undivided one hundred percent (100%) of its rights, privileges, duties and obligations to Dublin International Petroleum (Egypt) Limited on 28/4/1999; and

WHEREAS, TransGlobe Energy Corporation through its affiliate company (TransGlobe Petroleum International Inc.) purchased and acquired all the shares of Dublin International Petroleum (Egypt) Limited, GHP Exploration (West Gharib) LTD. and Drucker Petroleum Inc., therefore, all these companies became wholly owned subsidiaries of TransGlobe Petroleum International Inc.; and

WHEREAS, Dublin International Petroleum (Egypt) Limited has changed its name to TransGlobe West Gharib Inc.; and

4

WHEREAS, GHP Exploration (West Gharib) LTD. has assigned an undivided thirty percent (30%) interest and also Drucker Petroleum Inc. has assigned an undivided twenty percent (20%) interest which represent all their rights, interests, privileges, duties and obligations in the Concession Agreement to TransGlobe West Gharib Inc., therefore the interest of TransGlobe West Gharib Inc. (the CONTRACTOR) in the Concession Agreement has become one hundred percent (100%) on 5/1/2010; and

WHEREAS, the ARAB REPUBLIC OF EGYPT, THE EGYPTIAN GENERAL PETROLEUM CORPORATION, and TransGlobe Energy CORPORATION (TransGlobe), have entered into a Concession Agreement for Petroleum Exploration and Exploitation in the NORTHWEST GHARIB ONSHORE Area, Eastern Desert, issued by Law No. 93 of 2013 (NORTHWEST GHARIB ONSHORE Concession Agreement"); and

WHEREAS, "NORTHWEST GHARIB ONSHORE Concession Agreement" includes four Development Leases named NORTHWEST GHARIB-1 Development Lease, expiring on 7/12/2041, NORTHWEST GHARIB-2 Development Lease, expiring on 18/9/2042 , NORTHWEST GHARIB-3 Development Lease, expiring on 18/9/2042 , NORTHWEST GHARIB-4 Development Lease, expiring on 18/9/2042; and

WHEREAS, North West Gharib Petroleum Company "NW Gharib" ("the operating company") established to carry out the operations in NORTHWEST GHARIB ONSHORE Area, in accordance with the provisions of Law No. 93 of 2013; and

WHEREAS, TransGlobe Energy Corporation has assigned an undivided one hundred percent (100%) interest of CONTRACTOR's rights and obligations which represents all its rights, interests, privileges, duties and obligations in the Concession Agreement to TG NW Gharib Inc. on 24/2/2013; and

WHEREAS,"TRANSGLOBE WEST GHARIB Inc.", "TRANSGLOBE WEST BAKR Inc." and " TG NW GHARIB Inc." desire hereby to be granted such Concessions stated above, merging them as one Concession Area "The MERGED Area" , issued by one Law , one Operating Company to carry out the operations; and

5

WHEREAS, EGPC and CONTRACTOR had mutually agreed to enter a new concession agreement to fully replace the “Original Concession Agreements “ and its Amendments , mentioned above in this Preamble, from the Effective Date, and

WHEREAS, the Exploitation Contract pursuant to the provisions of this Agreement shall not exceed thirty (30) years from the approval and issuance date, according to Article 32 of the Egyptian constitution, and

WHEREAS, It has been agreed that the existing operating companies (Dara Petroleum, West Bakr Petroleum and NW Gharib Petroleum) shall be dissolved, right after the formation of a new Operating Company in accordance with Article V below and Annex D attached herein, all employees of the three (3) dissolved Operating Companies with all their rights and commitments, including but not limited to, their salaries, benefits and allowances shall be transferred to a new Operating Company. All rights, obligations and assets which are in the possession of the three (3) dissolved operating companies shall also be transferred to the new Operating Company. The Capital of the three (3) dissolved Operating Companies shall be returned to the shareholders; and

WHEREAS, It has been agreed that at the establishment date of the new Operating Company all assets which are in the possession of the three (3) operating companies in the original concession agreements (Dara Petroleum, West Bakr Petroleum, and NW Gharib Petroleum) shall be transferred to the new Operating Company.

WHEREAS, It has been agreed that the establishment date of the new Operating Company shall be the date of the Minister of Petroleum and Mineral Resources' signature of this Agreement, after the relevant Law is issued, the administration procedures, in this regard, shall be finalized, within six (6) months .

WHEREAS, It has been agreed that all rights and obligations granted according to H&K Development Lease issued under the original Law No. 33 of 1975 as amended, WEST GHARIB Development Lease, HOSHIA Development Lease, WEST HOSHIA Development Lease, ARTA Development Lease, EAST ARTA Development Lease, issued under the original Law No. 15 of 1998, NORTHWEST GHARIB-1 Development Lease, NORTHWEST GHARIB-2 Development Lease, NORTHWEST

6

GHARIB-3 Development Lease, NORTHWEST GHARIB-4 Development Lease, issued under the original Law No. 93 of 2013, shall be valid according to Article III herein.

WHEREAS, It has been agreed that Exploration and Development operations conducted by CONTRACTOR on the Merged Development Area after the Effective Date through West Bakr Petroleum, Dara Petroleum and NW Gharib Petroleum shall be treated under this Agreement as though conducted through the new Operating Company.

WHEREAS, " TransGlobe WG " " TransGlobe WB" " TGNW " agree to undertake their obligations provided hereinafter as a CONTRACTOR with respect to the Exploration, Development and Production of Petroleum in The Merged AREA, Eastern Desert ; and

WHEREAS, EGPC's Executive Board of Directors has approved thereupon on 11/10/2020 ; and

WHEREAS, EGPC's Board of Directors has approved thereupon at its meeting held on 24/11/2020; and

WHEREAS, the GOVERNMENT desires hereby to grant such Concession under this Agreement; and

WHEREAS, the Minister of Petroleum pursuant to the provisions of Law No. 66 of 1953 and Law No. 198 of 2014, may enter into a concession agreement with EGPC, and with "TransGlobe WG" "TransGlobe WB" " TGNW " as a CONTRACTOR in the said Area.

NOW, THEREFORE, the parties hereto agree as follows:

The previous preamble to this Agreement is hereby made part hereof, complemented and integrated to its provisions.

ARTICLE I

DEFINITIONS

(a)	"Exploration" shall include such geological, geophysical, aerial and other surveys as may be contained in the approved Work Programs and Budgets, and the drilling of such shot holes, core holes, stratigraphic tests, holes for the discovery of Petroleum or the appraisal of Petroleum discoveries and other related holes and wells, and the purchase or acquisition of such supplies, materials, services and equipment therefore, all as may be contained in the approved Work Programs and Budgets. The

7

verb "explore" means the act of conducting Exploration.

(b)	"Development" shall include, but not be limited to, all the operations and activities pursuant to approved Work Programs and Budgets under this Agreement with respect to:

(i)	the drilling, plugging, deepening, side tracking, re-drilling, completing, equipping of development wells and the changing of the status of a well, and

(ii)	design, engineering, construction, installation, servicing and maintenance of equipment, lines, systems facilities, plants and related operations to produce and operate said development wells, taking, saving, treating, handling, storing, transporting and delivering Petroleum, re-pressuring, recycling and other secondary recovery projects, and

(iii)	transportation, storage and any other work or activities necessary or ancillary to the activities specified in (i) and (ii).

(c)	"Petroleum" means Liquid Crude Oil of various densities, asphalt, Gas, casing head gas and all other hydrocarbon substances that may be found in, and produced, or otherwise obtained and saved from the Area under this Agreement, and all substances that may be extracted there from.

(d)	"Liquid Crude Oil" or "Crude Oil" or "Oil" means any hydrocarbon produced from the Area which is in a liquid state at the wellhead or lease separators or which is extracted from the Gas or casing head gas in a plant. Such liquid state shall exist at sixty degrees Fahrenheit (60OF) and atmospheric pressure of 14.65 PSIA. Such term includes distillate and condensate.

(e)	"Gas" means natural Gas both associated and non-associated, and all of its constituent elements produced from any well in the Area (other than Liquid Crude Oil) and all non-hydrocarbon substances therein. Said term shall include residual gas, that Gas remaining after removal of LPG.

(f)	"LPG" means Liquefied Petroleum Gas, which is a mixture principally of butane and propane liquefied by pressure and temperature.

8

(g)	A "Barrel" shall consist of forty-two (42) United States gallons, liquid measure, corrected to a temperature of sixty degrees Fahrenheit (60O F) at atmospheric pressure of 14.65 PSIA.

(h)	"Commercial Discovery" has the meaning as set forth in Article III (c).

(i)	(1)	"Commercial Oil Well" means the first well on any geological feature which after testing for a period of not more than thirty (30) consecutive days where practical, but in any event in accordance with sound and accepted Petroleum industry production practices, and verified by EGPC, is found to be capable of producing at the average rate of not less than two thousand (2000) Barrels of Oil per day (BOPD). The date of discovery of a "Commercial Oil Well" is the date on which such well is tested and completed according to the above.

(2)	"Commercial Gas Well" means the first well on any geological feature which after testing for a period of not more than thirty (30) consecutive days where practical, but in any event in accordance with sound and accepted Petroleum industry production practices and verified by EGPC, is found to be capable of producing at the average rate of not less than fifteen million (15,000,000) standard cubic feet of Gas per day (MMSCFD). The date of discovery of a "Commercial Gas Well" is the date on which such well is tested and completed according to the above.

(j)	"A.R.E." means ARAB REPUBLIC OF EGYPT.

(k)	"Effective Date" in this Agreement means the first (1st) of February 2020 .

(l)	(1)	"Year" means a period of twelve (12) months according to the Gregorian Calendar.

(2)	"Calendar Year" means a period of twelve (12) months according to the Gregorian Calendar being 1st January to 31st December.

9

(m)	(1)	"Financial Year" means the GOVERNMENT's financial year according to the laws and regulations of the A.R.E. .

(2)	"Tax Year" means the period of twelve (12) months according to the laws and regulations of the A.R.E. .

(n)	"CONTRACTOR" could be one company or more (each company to be individually referred to as "CONTRACTOR Member"). Unless modified in accordance with Article XXI herein, CONTRACTOR under this Agreement shall mean "TransGlobe West Gharib Inc." , " TransGlobe West Bakr Inc" and "TG NW Gharib Inc.".

(o)	An "Affiliated Company" means a company:

(i)	of which the share capital, conferring a majority of votes at stockholders' meetings of such company, is owned directly or indirectly by a party hereto; or

(ii)	which is the owner directly or indirectly of share capital conferring a majority of votes at stockholders' meetings of a party hereto; or

(iii)	of which the share capital conferring a majority of votes at stockholder's meetings of such company and the share capital conferring a majority of votes at stockholders' meetings of a party hereto are owned directly or indirectly by the same company.

For the avoidance of doubt, if CONTRACTOR is comprised of more than one company, Affiliated Company shall mean an Affiliated Company of a CONTRACTOR Member.

(p)	"Exploration Block" shall mean an area, the corner points of which have to be coincident with three (3) minutes by three (3) minutes latitude and longitude divisions, according to the International Grid System where possible or with the existing boundaries of the Area covered by this Concession Agreement as set out in Annex "A".

10

(q)	"Development Block" shall mean an area, the corner points of which have to be coincident with one (1) minute by one (1) minute latitude and longitude divisions, according to the International Grid System where possible or with the existing boundaries of the Area covered by this Concession Agreement as set out in Annex "A".

(r)	"Development Lease(s)" in this Agreement shall mean H&K Development Lease issued under the original Law No. 33 of 1975 as amended, WEST GHARIB Development Lease, HOSHIA Development Lease, WEST HOSHIA Development Lease, ARTA Development Lease, EAST ARTA Development Lease, issued under the original Law No. 15 of 1998, NORTHWEST GHARIB-1 Development Lease, NORTHWEST GHARIB-2 Development Lease, NORTHWEST GHARIB-3 Development Lease, NORTHWEST GHARIB-4 Development Lease, issued under the original Law No. 93 of 2013 according to the International Grid System where possible or with the existing boundaries of the Area covered by this Concession Agreement as set out in Annex "A".

(s)	"Agreement" shall mean this Concession Agreement and its Annexes.

(t)	"Gas Sales Agreement" shall mean a written agreement between EGPC and CONTRACTOR (as sellers) and EGPC or The Egyptian Natural Gas Holding Company “EGAS” or a mutually agreed third party (as buyer), which contains the terms and conditions for Gas sales from a Development Lease entered into pursuant to Article VI (e).

(u)	"Standard Cubic Foot" (SCF) is the amount of Gas necessary to fill one (1) cubic foot of space at atmospheric pressure of 14.65 PSIA at a base temperature of sixty degrees Fahrenheit (60[o] F).

(v)	“EGAS” means the Egyptian Natural Gas Holding Company a legal entity created by the Prime Minister Decree No. 1009 of 2001 as amended and according to Law No. 203 of 1991 as amended.

11

(w)	"Development Plan" means a plan which on high level basis and covering one (1) year or more, sets out the strategic framework for the efficient exploitation of the reserves in the Area and describes the selected development concept required to deliver life of field production profiles used to support the requirements of domestic and external markets of Oil, Gas and condensate. The Development Plan outlines the activities to be conducted during the phases of Development and Exploration within Development Lease Blocks.

(x)	"Work Program" means those planed physical multi-disciplinary activities (including but not limited to drilling, engineering, projects, subsurface) required to be undertaken within a Financial Year to deliver the Production upon the agreed date.

(y)	"BTU" "British Thermal Unit" means the amount of energy required to raise the temperature of one (1) pound of pure water by one (1[o] F) degree Fahrenheit from sixty degrees Fahrenheit (60[o] F) to sixty one degrees Fahrenheit (61[o] F) at a constant pressure of 14.65 PSIA.

(z)	(1)	"Commercial Production" means Petroleum produced and saved for regular shipments of Crude Oil or regular Gas deliveries.

(2)	"Commercial Production Commencement Date" means the date on which the first regular shipments of Crude Oil or first regular deliveries of Gas are made.

ARTICLE II

ANNEXES TO THE AGREEMENT

Annex "A" is a description of the Area covered and affected by this Agreement, hereinafter referred to as the "Area".

Annex "B" is a provisional illustrative map on the scale of approximately 1: 770 000 indicating the Area covered and affected by this Agreement and described in Annex "A".

12

Annex "C-1" is the form of a Production Guaranty to be submitted by CONTRACTOR to EGPC at least one (1) day before the date of signature by the Minister of Petroleum of this Agreement, for the sum of [amount redacted], guaranteeing the execution of CONTRACTOR’s minimum financial obligations for the Exploration and Development activities carried out by CONTRACTOR through the Operating Company according to Article IV below, for the first five (5) year period starting from the Effective date.

CONTRACTOR shall also submit one (1) similar Guaranty to EGPC on the 1st of February 2025, guaranteeing the execution of CONTRACTOR’s minimum financial obligations for the Exploration and Development activities carried out by CONTRACTOR through the Operating Company, according to Article IV below, and approved by EGPC, for the subsequent five (5) year period.

CONTRACTOR shall also submit one (1) similar Guaranty to EGPC on the 1st of February 2030, guaranteeing the execution of CONTRACTOR’s minimum financial obligations for the Exploration and Development activities carried out by CONTRACTOR through the Operating Company, according to Article IV below, and approved by EGPC, for the subsequent five (5) year period.

Each of the three (3) Guaranties shall be for the sum of [amount redacted] less in these instances any excess expenditures of any preceding five (5) year period permitted for carry forward. In case of "Shortfall" (being the difference between the minimum financial obligation minus the total amount incurred and paid by the Operating Company on Exploration and Development activities and approved by EGPC for the same concerned period and in accordance with Article IV(b)), EGPC shall notify CONTRACTOR in writing by the amount of such shortfall. Within fifteen (15) days from the date of this notification, CONTRACTOR shall pay or transfer a quantity of Petroleum sufficient in value to cover such shortfall, such amount shall not be subject to cost recovery. Each of the three (3) Guaranties shall remain effective for six (6) months after the end of the relevant five (5) year period for which it has been issued except as it may be released prior to that time in accordance with the terms thereof.

The three (3) Guaranties mentioned above shall be reduced quarterly by Exploration and Development Expenditures incurred and paid by the Operating Company and funded by the CONTRACTOR on

13

Exploration and Development activities and approved by EGPC for the concerned five (5) year period.

The CONTRACTOR has the right to submit a Bank letter of Guaranty in the form specified in Annex (C-2) or a letter entitles EGPC to solidify from the CONTRACTOR's dues an amount equal to the financial commitment of the then current phase.

Annex "C-2" is the form of a Bank Letter of Guaranty.

Annex "D" is the form of a Charter of the Operating Company formed as provided for in Article V hereof.

Annex "E" is The Accounting Procedure.

Annex "F" is a current map of the National Gas Pipeline Grid System established by the GOVERNMENT.

The point of delivery for Gas shall be agreed upon by EGPC and CONTRACTOR under a Gas Sales Agreement, which point of delivery shall be located at the flange connecting the Development Area Pipeline to the nearest point on the National Gas Pipeline Grid System as depicted in Annex "F" or as otherwise agreed by EGPC and CONTRACTOR.

Annexes "A", "B", "C-1","C-2", "D","E" and "F" to this Agreement are hereby made part hereof, and they shall be considered as having equal force and effect with the provisions of this Agreement.

ARTICLE III

GRANT OF RIGHTS AND TERM

The GOVERNMENT hereby grants EGPC and CONTRACTOR subject to the terms, covenants and conditions set out in this Agreement, which insofar as they are contrary to or inconsistent with any provisions of Law No. 66 of 1953, as amended, shall have the force of Law, an exclusive concession in and to the Area described in Annexes "A" and "B".

14

(a)	The GOVERNMENT shall own and be entitled, as hereinafter provided, to a royalty in cash or in kind of ten percent (10%) of the total quantity of Petroleum produced and saved from the Development Area. Said royalty shall be borne and paid by EGPC and shall not be the obligation of CONTRACTOR. The payment of royalties by EGPC shall not be deemed to result in income attributable to the CONTRACTOR.

In case CONTRACTOR dispose all or part of its share of Production Sharing and Excess Cost Recovery Gas, if any, by itself to local market, the effective Law No. 196 of 2017 for Regulating Gas Market Activities in A.R.E. shall be applied on CONTRACTOR.

(b)	CONTRACTOR shall be granted a fifteen (15) year period starting from the Effective Date, to perform Exploration and Development operations for Oil and Gas in Merged Development Areas, WEST BAKR, WEST GHARIB and NORTH WEST GHARIB ONSHORE, hereinafter referred to collectively as "MERGED DEVELOPMENT AREA". One (1) extension period of five (5) years shall be granted to CONTRACTOR, subject to the Minister of Petroleum and Mineral Resources' approval, upon not less than six (6) months prior written notice sent by CONTRACTOR to EGPC. The election by EGPC to undertake a sole risk venture under paragraph (c) shall not extend the period nor affect the termination of this Agreement as to CONTRACTOR.

(c)	Commercial Discovery:

(i)	A Commercial Discovery - whether of Oil or Gas - may consist of one producing reservoir or a group of producing reservoirs which is worthy of being developed commercially. After discovery of a Commercial Oil or Gas Well CONTRACTOR shall, unless otherwise agreed upon with EGPC, undertake as part of its Exploration program the appraisal of the discovery by drilling one or more appraisal wells, to determine whether such discovery is worthy of being developed commercially, taking into consideration the recoverable reserves, production, pipelines and terminal facilities required, estimated Petroleum prices, and all other relevant technical and economic factors.

15

(ii)	CONTRACTOR shall give notice of a Commercial Discovery to EGPC immediately after the discovery is considered by CONTRACTOR to be worthy of commercial development. But in any event with respect to a Commercial Oil well not later than thirty (30) days following the completion of the second appraisal well or twelve (12) months following the discovery date of the Commercial Oil Well, whichever is earlier or with respect to a Commercial Gas well not later than twenty four (24) months following the date of the discovery of the Commercial Gas Well (unless EGPC agrees that such period may be extended) except that CONTRACTOR shall also have the right to give such notice of Commercial Discovery with respect to any reservoir or reservoirs even if the well or wells thereon are not "Commercial" within the definition of "Commercial Well" if, in its opinion, a reservoir or a group of reservoirs, considered collectively, could be worthy of commercial development.

It is understood that, any Crude Oil produced from an under testing well in the Area, either considered Commercial or non-Commercial Well and not used in Petroleum operations, is 100% owned by EGPC and not subject to Article VI.

CONTRACTOR may also give a notice of a Commercial Oil Discovery in the event it wishes to undertake a Gas Recycling Project.

A notice of Commercial Gas Discovery shall contain all detailed particulars of the discovery and especially the area of Gas reserves, the estimated production potential and profile and field life.

Within sixty (60) days following receipt of a notice of a Commercial Oil or Gas Discovery, EGPC and CONTRACTOR shall meet and review all appropriate data with a view to mutually agreeing upon the existence of a Commercial Discovery. The date of Commercial Discovery shall be the date EGPC and CONTRACTOR jointly agree in writing that a Commercial Discovery exists.

16

(iii)	If Crude Oil/Gas is discovered but is not deemed by CONTRACTOR to be a Commercial Oil/Gas Discovery under the above provisions of this paragraph (c), or one (1) month after the expiration of the period specified above within which CONTRACTOR can give notice of a Commercial Oil/Gas Discovery, or thirteen (13) months after the completion of a well not considered by CONTRACTOR to be a "Commercial Oil Well" or after the expiration of twenty five (25) months after the completion of a well not considered by CONTRACTOR to be a "Commercial Gas Well", EGPC shall have the right, following sixty (60) days' notice in writing to CONTRACTOR, at its sole cost, risk and expense, to develop, produce and dispose of all Crude Oil or Gas from the geological feature on which the well has been drilled. Said notice shall state the specific area covering said geological feature to be developed, the wells to be drilled, the production facilities to be installed and EGPC's estimated cost thereof. Within thirty (30) days after receipt of said notice CONTRACTOR may, in writing, elect to develop such area as provided for in the case of Commercial Discovery hereunder. In such event all terms of this Agreement shall continue to apply to the specified area.

If CONTRACTOR elects not to develop such area, the specific area covering said geological feature shall be set aside for sole risk operations by EGPC, such area to be mutually agreed upon by EGPC and CONTRACTOR on the basis of good Petroleum industry practice. EGPC shall be entitled to perform such operations or to have Operating Company perform such operations for the account of EGPC and at EGPC's sole cost, risk and expense or by any other means deems to be appropriate by EGPC for developing such discovery. When EGPC has recovered from the Crude Oil/Gas produced from such specific area a quantity of Crude Oil/Gas equal in value to three hundred percent (300%) of the cost it has incurred in carrying out the sole risk operations. CONTRACTOR can have the option, only in the event of EGPC's approval or in case there has been a separate Commercial Oil/Gas Discovery, elsewhere within the Area, to share in further development and production of that specific area upon paying EGPC one hundred percent (100%) of such costs incurred by EGPC.

Such one hundred percent (100%) payment shall not be recovered by CONTRACTOR. Immediately following such

17

payment the specific area shall either (i) shall be operated thereafter in accordance with the terms hereof; or (ii) alternatively, in the event that at such time EGPC or its Affiliated Company is conducting Development operations in the area at its sole expense and EGPC elects to continue operating, the area shall remain set aside and CONTRACTOR shall only be entitled to its production sharing percentages of the Crude Oil/Gas as specified in Article VI (b). The sole risk Crude Oil/Gas shall be valued in the manner provided in Article VI (c). In the event of any termination of this Agreement under the provisions of Article III (b), this Agreement shall, however, continue to apply to EGPC's operations of any sole risk venture hereunder, although such Agreement shall have been terminated with respect to CONTRACTOR pursuant to the provisions of Article III (b).

(d)	1-Upon the discovery of Gas in a Development area hereunder, EGPC and CONTRACTOR shall endeavor with diligence to find adequate markets capable of absorbing the production of Gas and with respect to the local markets, EGPC shall advise CONTRACTOR of the potential outlets for such Gas and the expected annual schedule of demand. Thereafter, EGPC and CONTRACTOR shall meet with a view to assessing whether the outlets for such Gas and other relevant factors warrant the Development and production of the Gas and in case of agreement, the Gas thus made available shall be disposed of to EGPC or EGAS under a long-term Gas Sales Agreement in accordance with and subject to the conditions set forth in Article VI.

2-CONTRACTOR shall immediately notify EGPC of any new Oil/ Gas Discovery.

3-Notwithstanding, anything to the contrary under this Agreement, the duration of the Agreement shall in no case exceed thirty (30) years of the Effective Date.

(e)	Every four (4) years from the Effective Date, EGPC shall review the Development Blocks for Oil and/or Gas, for relinquish for any non-producing block or any block that does not participate in production (unless otherwise agreed by EGPC).

18

In case the production has stopped from any well, and the reproduction hasn’t started within a period of maximum one (1) year from the date of such stop, a revision for the Development Lease blocks will take place in order to relinquish the Development Blocks not producing or not contributing to production from such well (unless EGPC agrees to extend such period).

Development operations in respect of Gas and Crude Oil in the form of condensate or LPG to be produced with or extracted from such Gas shall, upon the signature of a Gas Sales Agreement or commencement of a scheme to dispose of the Gas, whether for export as referred to in Article VI or otherwise, be started promptly by Operating Company and be conducted in accordance with good Gas field practices and accepted Petroleum engineering principles and the provisions of such agreement or scheme. In the event no Commercial Production of Gas is established in accordance with such Gas Sales Agreement or scheme, it shall be considered that CONTRACTOR has assigned the Gas reserves related to the aforesaid Gas Sales Agreement or scheme, unless otherwise agreed upon by EGPC.

If, upon application by CONTRACTOR it is recognized by EGPC that Crude Oil or Gas is being drained from any Block under this Agreement into a Development Block on an adjoining concession area held by CONTRACTOR, the Block being drained shall be considered as participating in the Commercial Production of the Development Block in question with the ensuing allocation of costs and production (calculated from the Effective Date or the date such drainage occurs, whichever is later) between the two Concession Areas. The allocation of such costs and production under each Concession Agreement shall be in the same portion that the recoverable reserves in the drained geological structure underlying each Concession Area bears to the total recoverable reserves of such structure underlying both Concession Areas. The production allocated to a concession area shall be priced according to the concession agreement covering that concession area.

19

In case of failure by the CONTRACTOR in this Agreement and the contractor in adjoining concession area to agree on the allocation of costs and/or production for such separate Development Leases under each concession area, such disagreement shall be resolved by expert determination, the expert to be agreed upon by the two contractors. EGPC shall have the right to interfere and induce the contractors to fully cooperate and resolve the drainage matter in expedient manner as per the expert decision, such that neither contractor shall be unjustifiably enriched. The cost of the expert shall in no event be recovered.

(f)	CONTRACTOR shall bear and pay all the costs and expenses required in carrying out all the Exploration and Development operations under this Agreement but such costs and expenses shall not include any interest on investment. CONTRACTOR shall look only to the Petroleum to which it is entitled under this Agreement to recover such costs and expenses. Such costs and expenses shall be recoverable as provided in Article VI. During the term of this Agreement, the total production achieved in the conduct of such operations shall be divided between EGPC and CONTRACTOR in accordance with the provisions of Article VI.

(g)	(1)	Unless otherwise provided, CONTRACTOR shall be subject to Egyptian income tax laws and shall comply with the requirements of such laws with respect to the filing of returns, the assessment of tax, and keeping and showing of books and records.

(2)	CONTRACTOR shall be liable to prepare the tax return, that only the tax authority shall be entitled to audit. CONTRACTOR shall submit the tax return to EGPC twenty five (25) days prior to the due date of submitting thereof to the tax authority. EGPC shall have the right to review the tax return in order to accept the tax calculation therein. EGPC shall provide comments on such return within fifteen (15) days of the date of receiving the tax return from CONTRACTOR. In any case CONTRACTOR shall be responsible for submitting the tax return to the tax authority within the due date.

20

(3)	CONTRACTOR's annual income for Egyptian income tax purposes under this Agreement shall be an amount calculated as follows:

The total of the sums received by CONTRACTOR from the sale or other disposition of all Petroleum acquired by CONTRACTOR pursuant to Article VI (a) and (b);

Reduced by:

(i)	The costs and expenses of CONTRACTOR;

(ii)	The value as determined according to Article VI (c), of EGPC's share of the Excess Cost Recovery Petroleum repaid to EGPC in cash or in kind, if any,

Plus:

An amount equal to CONTRACTOR's Egyptian income taxes grossed up in the manner shown in Article VI of Annex "E".

For purposes of above tax deductions in any Tax Year, Article VI (a) shall apply only in respect of classification of costs and expenses and rates of amortization, without regard to the percentage limitation referred to in the first paragraph of Article VI (a) (1). All costs and expenses of CONTRACTOR in conducting the operations under this Agreement which are not controlled by Article VI (a) as above qualified shall be deductible in accordance with the provisions of the Egyptian Income Tax Law.

(4)	The total tax losses (if any) stated in the last tax return submitted by CONTRACTOR in relation to Original Concession Agreements "West Gharib Concession Agreement", "West Bakr Concession Agreement" and "Northwest Gharib Onshore Concession Agreement" shall be deducted from CONTRACTOR’s total annual income stated in the first tax return submitted by CONTRACTOR concerning the Merged Development Areas; West Bakr Area, West Gharib Area, Northwest Gharib Onshore Area, Eastern Desert, and the Egyptian Income Tax Law shall be applied only for the carried forward losses period.

(5)	EGPC shall assume, pay and discharge, in the name and on behalf of CONTRACTOR, CONTRACTOR's Egyptian Income Tax out of EGPC's share of the Petroleum produced and saved and not used in operations under Article VI. All taxes paid by EGPC in the name and on behalf of CONTRACTOR shall be considered income to CONTRACTOR.

21

In case CONTRACTOR dispose all or part of its share of Production Sharing Gas and Excess Cost Recovery Gas ,if any, by itself, to local market, the effective Law No. 196 of 2017 for Regulating Gas Market Activities in A.R.E. shall be applied on CONTRACTOR.

(6)	EGPC shall furnish to CONTRACTOR the proper official receipts evidencing the payment of CONTRACTOR's Egyptian Income Tax for each Tax Year within ninety (90) days following the receipt by EGPC of CONTRACTOR's tax declaration for the preceding Tax Year. Such receipts shall be issued by the proper Tax Authorities and shall state the amount and other particulars customary for such receipts.

(7)	As used herein, Egyptian Income Tax shall be inclusive of all income taxes payable in the A.R.E. (including tax on tax) such as the tax on income from movable capital and the tax on profits from commerce and industry and inclusive of taxes based on income or profits including all dividends, withholding with respect to shareholders and other taxes imposed by the GOVERNMENT of A.R.E. on the distribution of income or profits by CONTRACTOR.

(8)	In calculating its A.R.E. income taxes, EGPC shall be entitled to deduct all royalties paid by EGPC to the GOVERNMENT and CONTRACTOR's Egyptian income taxes paid by EGPC on CONTRACTOR's behalf.

ARTICLE IV

WORK PROGRAM AND EXPENDITURES

(a)	CONTRACTOR shall commence the Exploration and Development operations hereunder through the Operating Company not later than six (6) months after the Effective Date unless otherwise agreed upon by EGPC.

(b)	CONTRACTOR shall be granted a fifteen (15) year period starting from the Effective Date, One (1) extension period of five (5) years shall be granted, subject to the Minister of Petroleum's approval, in accordance with Article III paragraph (b) to perform Exploration and Development operations in "MERGED DEVELOPMENT AREA".
CONTRACTOR shall conduct potential Exploration and Development investments in the Merged Development Area with expected financial obligation of [amount redacted]

22

In accordance with Article II above and Annex C-1 attached herein, CONTRACTOR shall submit the 1st Guaranty one day prior the signature of the Minister of Petroleum on this Agreement, guaranteeing the execution of CONTRACTOR’s minimum financial obligations for the Exploration and Development activities for the first 1st five (5) year period starting from the Effective Date.

During the first five (5) year period that starts from the Effective Date, CONTRACTOR through the Operating Company shall:

-	Drill a minimum of ten (10) new wells (horizontal and vertical),
-	perform a minimum of twenty (20) wells recompletions to increase production from existing wells,
-	Expand progressive cavity pump (PCP) and move towards a larger percentage of PCP compared to Sucker rod artificial lift systems on currently producing or future wells,
-	Substantially reduce the reliance on diesel generators to the minimum and reduce carbon emissions and operating costs through either , or a combination of , the collection of off-gas fuel for generators, tie-in to electrical grid and use of renewable energy,
-	Invest in new manifolds at K and H station,
-	Upgrade facilities to produce more oil,
-	Upgrade firefighting facilities to comply with Egyptian laws,
-	Reduce the trucking of oil and water to the minimum by constructing a new pipeline network.

Six (6) months prior the expiry date of each five (5) year period, CONTRACTOR shall submit a Work Program to be approved by EGPC, for the next five (5) years, according to Article II above.

In case CONTRACTOR spend more than the minimum financial obligation required to be expended during the five (5) year period, or during any five (5) year period thereafter, approved by EGPC, the excess may be subtracted from the minimum financial obligation of CONTRACTOR during any succeeding five (5) year period, as the case may be.

23

After the end date of the Concession period of fifteen (15) years as may be extended, CONTRACTOR shall ensure that all environmental regulations set out in Article XVII herein, have been followed, in accordance with sound and accepted Petroleum industry practices, if so requested by EGPC.

(c)	CONTRACTOR shall advance all necessary funds for all materials, equipment, supplies, personnel administration and operations pursuant to the Exploration and Development operations Work Program and Budget and EGPC shall not be responsible to bear or repay any of the aforesaid costs.

(d)	Except as is appropriate for the processing of data, specialized laboratory engineering and development studies thereon, to be made in specialized centers outside A.R.E. subject to EGPC’s approval, all geological and geophysical studies as well as any other studies related to the performance of this Agreement, shall be made in the A.R.E. .

CONTRACTOR shall entrust the management of the Exploration and Development operations in the A.R.E. to its technically competent General Manager and Deputy General Manager. The names of such Manager and Deputy General Manager shall, upon appointment, be forthwith notified to the GOVERNMENT and to EGPC. The General Manager and, in his absence, the Deputy General Manager shall be entrusted by CONTRACTOR with sufficient powers to carry out immediately all lawful written directions given to them by the GOVERNMENT or its representative under the terms of this Agreement. All lawful regulations issued or hereafter to be issued which are applicable hereunder and not in conflict with this Agreement shall apply to CONTRACTOR.

(e)	CONTRACTOR shall supply EGPC, within thirty (30) days from the end of each calendar quarter, with a Statement of Exploration and Development operations activity showing costs incurred by CONTRACTOR during such quarter. CONTRACTOR's records and necessary supporting documents shall be available for inspection by EGPC at any time during regular working hours for three (3) months from the date of receiving each statement.

24

Within the three (3) months from the date of receiving such Statement, EGPC shall advise CONTRACTOR in writing if it considers:

(1)	that the record of costs is not correct; or

(2)	that the costs of goods or services supplied are not in line with the international market prices for goods or services of similar quality supplied on similar terms prevailing at the time such goods or services were supplied, provided however, that purchases made and services performed within the A.R.E. shall be subject to Article XXV; or

(3)	that the condition of the materials furnished by CONTRACTOR does not tally with their prices; or

(4)	that the costs incurred are not reasonably required for operations.

CONTRACTOR shall confer with EGPC in connection with the problem thus presented, and the parties shall attempt to reach a settlement which is mutually satisfactory.

Any reimbursement due to EGPC out of the Cost Recovery Petroleum as a result of reaching an agreement or of an arbitral award shall be promptly made in cash to EGPC, plus simple interest at LIBOR plus two and half percent (2.5%) per annum from the date on which the disputed amount(s) would have been paid to EGPC according to Article VI (a) (2) and Annex "E" of this Agreement (i.e. the date of rendition of the relevant Cost Recovery Statement) to the date of payment. The LIBOR rate applicable shall be the average of the figure or figures published by the Financial Times representing the mid-point of the rates (bid and ask) applicable to one month U.S. Dollars deposits in the London Interbank Eurocurrency Market on each fifteenth (15th) day of each month occurring between the date on which the disputed amount(s) would have been paid to EGPC and the date on which it is settled.

If the LIBOR rate is available on any fifteenth (15th) day but is not published in the Financial Times in respect of such day for any reason, the LIBOR rate chosen shall be that offered by Citibank N.A. to other leading banks in the London Interbank Eurocurrency Market for one month U.S. Dollar deposits.

If such fifteenth (15th) day is not a day on which LIBOR rates are quoted in the London Interbank Eurocurrency Market, the LIBOR

25

rate to be used shall be that quoted on the next following day on which such rates are quoted.

If within the time limit of the three (3) month period provided for in this paragraph, EGPC has not advised CONTRACTOR of its objection to any Statement, such Statement shall be considered as approved.

(f)	CONTRACTOR shall supply all funds necessary for its operations in the A.R.E. under this Agreement in freely convertible currency from abroad. CONTRACTOR shall have the right to freely purchase Egyptian currency in the amounts necessary for its operations in the A.R.E. from EGPC or from any bank authorized by the GOVERNMENT to conduct foreign currency exchanges. Priority shall be given to EGPC to purchase the foreign currencies from CONTRACTOR at the same applicable rate and date as such currencies may be purchased from the National Bank of Egypt.

(g)	EGPC is authorized to advance to CONTRACTOR the Egyptian currency required for the operations under this Agreement against receiving from CONTRACTOR an equivalent amount of U.S. Dollars at the official A.R.E. rate of exchange, such amount in U.S. Dollars shall be deposited in an EGPC account abroad with a correspondent bank of the National Bank of Egypt, Cairo. Withdrawals from said account shall be used for financing EGPC's and its Affiliated Companies' foreign currency requirements subject to the approval of the Minister of Petroleum.

26

ARTICLE V

OPERATIONS

(a)	"Operating Company" pursuant to Annex ''D'', shall be a joint stock company, in which EGPC and CONTRACTOR each contribute by fifty percent (50%). Operating Company shall be subject to the laws and regulations in force in the A.R.E. to the extent that such laws and regulations are not inconsistent with the provisions of this Agreement or the Charter of Operating Company. The Charter of Operating Company is hereto attached as Annex '' D''.

(b)	Operating Company and CONTRACTOR shall, for the purpose of this Agreement, be exempted from the following laws and regulations as now or hereafter amended or substituted:

-	Law No. 48 of 1978, on the employee regulations of public sector companies;

-	Law No. 159 of 1981, promulgating the law on joint stock companies, partnership limited by shares and limited liability companies;

-	Law No. 97 of 1983 promulgating the law concerning public sector organizations and companies;

-	Law No. 203 of 1991 promulgating the law on public business sector companies; and

-	Provisions of part 2 of Chapter 6 of Law No. 88 of 2003, organizing dealings in foreign currencies.

(c)	The Operating Company shall prepare a Work Program and Budget for further Exploration and Development operations for the remainder of the Financial year in which the Effective Date starts; and not later than four (4) months before the end of the current Financial Year (or such other date as may be agreed upon by EGPC and CONTRACTOR) and four (4) months preceding the commencement of each succeeding Financial Year thereafter (or such other date as may be agreed upon by EGPC and CONTRACTOR), Operating Company shall prepare an annual Production Schedule, Work Program and Budget for further

27

Exploration and Development for the succeeding Financial Year. The Production Schedule, Work Program and Budget shall be submitted to the Board of Directors for approval. Taking into consideration the five (5) year plan approved by EGPC.

(d)	Not later than the twentieth (20th) day of each month, Operating Company shall furnish to CONTRACTOR a written estimate of its total cash requirements for expenditure for the first half and the second half of the succeeding month expressed in U.S. Dollars having regard to the approved Budget. Such estimate shall take into consideration any cash expected to be on hand at month end. Payment for the appropriate period of such month shall be made to the correspondent bank designated in paragraph (e) below on the first (1st) day and fifteenth (15th) day respectively, or the next following business day, if such day is not a business day.

(e)	Operating Company is authorized to keep at its own disposal abroad in an account opened with a correspondent bank of the National Bank of Egypt, Cairo, the foreign funds advanced by CONTRACTOR. Withdrawals from said account shall be used for payment for goods and services acquired abroad and for transferring to a local bank in the A.R.E. the required amount to meet the expenditures in Egyptian Pounds for Operating Company in connection with its activities under this Agreement.

Within sixty (60) days after the end of each Financial Year, Operating Company shall submit to the appropriate exchange control authorities in the A.R.E. a statement, duly certified by a recognized firm of auditors, showing the funds credited to that account, the disbursements made out of that account and the balance outstanding at the end of the Year.

(f)	If and for as long during the period of production operations there exists an excess capacity in facilities which cannot during the period of such excess be used by the Operating Company, EGPC shall have the right to use the excess capacity if it so desires without any financial or operational disadvantage to the CONTRACTOR or the Operating Company.

28

ARTICLE VI

RECOVERY OF COSTS AND EXPENSES AND

PRODUCTION SHARING

(a)	(1)	Cost Recovery Petroleum:

Subject to the auditing provisions under this Agreement, CONTRACTOR shall recover quarterly all costs, expenses and expenditures in respect of all the Exploration and Development and related operations under this Agreement and which were approved by EGPC, referred to in Article IV.

In addition, CONTRACTOR shall also recover quarterly all costs, expenses and expenditures in respect of all the Exploration and Development and related operations for the unrecovered Exploration and Development costs including carry forward costs, related to the Development Areas, described in Annex "A" and shown approximately on Annex "B" which were incurred by CONTRACTOR before the Effective Date, in relation to the Original Concessions "WEST GHARIB Concession Agreement", "WEST BAKR Concession Agreement" and "NORTHWEST GHARIB ONSHORE Concession Agreement" in accordance with amortization schedule under the original Concessions mentioned above respectively for the sake of the continuation and increase in Production and reserves.

All the above mentioned Expenditures shall be recovered, to the extent and out of forty percent (40%) of all Petroleum produced and saved from The Merged Development Area hereunder and not used in Petroleum operations. Such Petroleum is hereinafter referred to as "Cost Recovery Petroleum".

For the purpose of determining the classification of all costs, expenses and expenditures for their recovery, the following terms shall apply:

1.	"Exploration Expenditures" shall mean all costs and expenses for Exploration and the related portion of indirect expenses and overheads.

29

2.	"Development Expenditures" shall mean all costs and expenses for Development (with the exception of Operating Expenses) and the related portion of indirect expenses and overheads.

3.	"Operating Expenses" shall mean all costs, expenses and expenditures made for Commercial Production, which costs, expenses and expenditures are not normally depreciable.

However, Operating Expenses shall include work over, repair and maintenance of assets but shall not include any of the following: sidetracking, re-drilling and changing of the status of a well, permanent abandonment of a well, replacement of assets or part of an asset, additions, improvements, renewals or major overhauling.

Exploration Expenditures, Development Expenditures and Operating Expenses shall be recovered from Cost Recovery Petroleum in the following manner:-

(i)	“Exploration Expenditures”, shall be recoverable at the rate of twenty five percent (25%) per annum starting either in the Tax Year in which such expenditures are incurred and paid or the Tax Year in which the Effective Date occurs, whichever is the later date.

(ii)	“Development Expenditures”, shall be recoverable at the rate of twenty five percent (25%) per annum starting either in the Tax Year in which such expenditures are incurred and paid or the Tax Year in which the Effective Date occurs, whichever is the later date.

(iii)	“Operating Expenses”, incurred and paid after the Effective Date, shall be recoverable either in the Tax Year in which such costs and expenses are incurred and paid or the Tax Year in which the Effective Date occurs, whichever is the later date.

(iv)	To the extent that, in a Tax Year, costs, expenses or expenditures recoverable per paragraphs (i), (ii) and (iii) preceding, exceed the value of all Cost Recovery Petroleum for such Tax Year, the excess shall be carried forward for recovery in the next succeeding Tax Year(s) until fully recovered, but in no case after the termination of this Agreement, as to CONTRACTOR.

30

(v)	The recovery of costs and expenses, based upon the rates referred to above, shall be allocated to each quarter proportionately (one fourth to each quarter). However, any recoverable costs and expenses not recovered in one quarter as thus allocated, shall be carried forward for recovery in the next quarter.

(vi)	Any new investments or costs during the last four (4) years of the granted period stated in this Agreement shall be excluded from item 1- and 2- above, and shall be recoverable proportionally over the remaining available quarters of the Concession Agreement period starting from the quarter in which such costs are incurred and paid during the Tax Year, and till the end date.

(3)	Except as provided in Article VI (a) (3) and Article VI (e) (1), CONTRACTOR shall each quarter be entitled to take and own all Cost Recovery Petroleum, which shall be taken and disposed of in the manner determined pursuant to Article VI (e). To the extent that the value of all Cost Recovery Petroleum [as determined in Article VI (c)] exceeds the actual recoverable costs and expenditures, including any carry forward under Article VI (a) (1) (iv), to be recovered in that quarter, then the value of Excess Cost Recovery Petroleum shall be shared between EGPC and CONTRACTOR in accordance with the following percentages: EGPC eighty five percent (85%) and CONTRACTOR fifteen percent (15%), the value of such Excess Cost Recovery Petroleum shall be paid by CONTRACTOR to EGPC either (i) in cash in the manner set forth in Article IV of the Accounting Procedure contained in Annex "E" or (ii) in kind in accordance with Article VI (a) (3).

(4)	Ninety (90) days prior to the commencement of each Calendar Year EGPC shall be entitled to elect by notice in writing to CONTRACTOR to require payment of up to one hundred percent (100%) of EGPC's share of Excess Cost Recovery Petroleum in kind. Such payment will be in Crude Oil from the Area F.O.B. export terminal or other agreed delivery point provided that the amount of Crude Oil taken by EGPC in kind in a quarter shall not exceed the value of Cost Recovery Crude Oil actually taken and separately disposed of by CONTRACTOR from the Area during the previous quarter. If

31

EGPC's entitlement to receive payment of its share of Excess Cost Recovery Petroleum in kind is limited by the foregoing provision, the balance of such entitlement shall be paid in cash.

(b) Production Sharing:

(1)	The remaining sixty percent (60%) of the Petroleum shall be divided between EGPC and the CONTRACTOR according to the following shares. Such shares shall be taken and disposed of pursuant to Article VI (e):

(i)	Crude Oil (Quarterly Daily Average ) from the Merged Development Area:

Brent Price US$/bbl	Crude Oil produced and saved under this Agreement and not used in Petroleum operations, Barrel of Oil Per Day (BOPD) (quarterly average)
	Less than or equal to 5,000 BOPD		More than 5,000 BOPD and less than or equal to 10,000 BOPD		More than 10,000 BOPD and less than or equal to 15,000 BOPD		More than 15,000 BOPD and less than or equal to 25,000 BOPD		More than 25,000 BOPD
	EGPC %	Cont. %	EGPC %	Cont. %	EGPC %	Cont. %	EGPC %	Cont. %	EGPC %	Cont. %
Less than or equal to 40 US$	67	33	68	32	69	31	70	30	71	29
More than 40 US$ and less than or equal to 60 US$	68	32	69	31	70	30	71	29	72	28
More than 60 US$ and less than or equal to 80 US$	70	30	71	29	72	28	74	26	76	24
More than 80 US$ and less than or equal to 100 US$	72.5	27.5	73	27	74	26	76	24	78	22
More than 100 US$	75	25	76	24	77	23	78	22	80	20

32

(ii)	Gas & LPG (Quarterly Average) from the Merged Development Area:

Gas and LPG produced and saved under this Agreement and not used in Petroleum operations (SCFD) (quarterly average) shall be divided between EGPC and CONTRACTOR.

	EGPC %	Contractor %
Less than 25 MMSCF/Day	70	30
Equal to 25 and less than 50 MMSCF/Day	72.5	27.5
Equal to 50 and less than 100 MMSCF/Day	75	25
Equal to 100 and less than 125 MMSCF/Day	77.5	22.5
Equal 125 MMSCF/Day and above	80	20

(2)	After the end of each Contractual year during the term of any Gas Sales Agreement entered into pursuant to Article VI (e), EGPC and CONTRACTOR (as sellers) shall render to EGPC or EGAS (as buyer) a statement for an amount of Gas, if any, equal to the amount by which the quantity of Gas of which EGPC or EGAS (as buyer) has taken delivery falls below seventy five percent (75%) of the Contract quantities of Gas as established by the applicable Gas Sales Agreement (the "Shortfall"), provided the Gas is available. Within sixty (60) days of receipt of the statement, EGPC or EGAS (as buyer) shall pay EGPC and CONTRACTOR (as sellers) for the amount of the Shortfall, if any. The Shortfall shall be included in EGPC's and CONTRACTOR's entitlement to Gas pursuant to Article VI (a) and Article VI (b) in the fourth (4th) quarter of such contractual year.

Quantities of Gas not taken but to be paid for shall be recorded in a separate "Take-or-Pay Account". Quantities of Gas ("Make Up Gas") which are delivered in subsequent years in excess of seventy five percent (75%) of the contract quantities of Gas as established by the applicable Gas Sales Agreement, shall be set against and reduce quantities of Gas in the "Take-or-Pay" account to the extent thereof and, to that extent, no payment shall be due in respect of such Gas. Such Make Up Gas shall not be included in CONTRACTOR's entitlement to Gas pursuant to Article VI (a) and (b). CONTRACTOR shall have no rights to such Make Up Gas.

33

If at the end of any Contractual year, EGPC and CONTRACTOR (as sellers) fail to deliver seventy five percent (75%) of the annual contract quantity of Gas as defined in the Gas Sales Agreement with EGPC or EGAS (as buyer), the difference between seventy five percent (75%) of the annual Contract quantity of Gas and the actual gas quantity delivered shall be referred to as the “Deliver-or-Pay Shortfall Gas”. EGPC or EGAS (as buyer) shall have the right to take a quantity of Gas equal to Deliver-or-Pay the Shortfall Gas and such quantity of Gas shall be priced at ninety percent (90%) of the Gas price as defined in the Gas Sales Agreement. The mechanism for the Deliver-or-Pay concept will be determined in the Gas Sales Agreement.

The percentages set forth in Article VI (a) and (b) in respect of LPG produced from a plant constructed and operated by or on behalf of EGPC and CONTRACTOR shall apply to all LPG available for delivery.

(c)	Valuation of Petroleum:

(1)	Crude Oil:

(i)	The Cost Recovery Crude Oil to which CONTRACTOR is entitled hereunder shall be valued by EGPC and CONTRACTOR at "Market Price" for each calendar quarter.

(ii)	"Market Price" shall mean the weighted average prices realized from sales by EGPC or CONTRACTOR during the quarter, whichever is higher, provided that the sales to be used in arriving at the weighted average(s) shall be sales of comparable quantities on comparable credit terms in freely convertible currency from F.O.B. point of export sales to non-affiliated companies at arm's length under all Crude Oil sales contracts then in effect, but excluding Crude Oil sales contracts involving barter, and

(1)	Sales, whether direct or indirect, through brokers or otherwise, of EGPC or CONTRACTOR to any Affiliated Company.

(2)	Sales involving a quid pro quo other than payment in a freely convertible currency or motivated in whole or in part by considerations other than the usual economic incentives for commercial arm's length Crude Oil sales.

34

(iii)	It is understood that in the case of “C.I.F.” sales, appropriate deductions shall be made for transport and insurance charges to calculate the F.O.B. point of export price; and always taking into account the appropriate adjustment for quality of Crude Oil, freight advantage or disadvantage of port of loading and other appropriate adjustments. Market Price shall be determined separately for each Crude Oil or Crude Oil mix, and for each port of loading.

(iv)	If during any calendar quarter, there are no such sales by EGPC and/or CONTRACTOR under the Crude Oil sales contracts in effect, EGPC and CONTRACTOR shall mutually agree upon the Market Price of the barrel of Crude Oil to be used for such quarter, and shall be guided by all relevant and available evidence including current prices in freely convertible currency of leading Crude Oils produced by major Oil producing countries (in the Arabian Gulf or the Mediterranean Area), which are regularly sold in the open market according to actual sales contracts terms but excluding paper sales and sales promises where no Crude Oil is delivered, to the extent that such sales are effected under such terms and conditions (excluding the price) not significantly different from those under which the Crude Oil to be valued, was sold, and always taking into consideration appropriate adjustments for Crude Oil quality, freight advantage or disadvantage of port of loading and other appropriate adjustments, as the case may be, for differences in gravity, sulphur and other factors generally recognized by sellers and purchasers, as reflected in Crude prices, transportation ninety (90) days insurance premiums, unusual fees borne by the seller, and for credit terms in excess of sixty (60) days, and the cost of loans or guarantees granted for the benefit of the sellers at prevailing interest rates.

It is the intent of the Parties that the value of the Cost Recovery Crude Oil shall reflect the prevailing Market Price for such Crude Oil.

35

(v)	If either EGPC or CONTRACTOR considers that the Market Price as determined under sub-paragraph (ii) above does not reflect the prevailing Market Price or in the event EGPC and CONTRACTOR fail to agree on Market Price for any Crude Oil produced under this Agreement for any quarter within fifteen (15) days after the end thereof, any party may elect at any time thereafter to submit to a single arbitrator the question, what single price per Barrel, in the arbitrator's judgment, best represents for the pertinent quarter the Market Price for the Crude Oil in question. The arbitrator shall make his determination as soon as possible following the quarter in question. His determination shall be final and binding upon all the parties. The arbitrator shall be selected in the manner described below.

In the event EGPC and CONTRACTOR fail to agree on the arbitrator within thirty (30) days from the date any party notifies the other that it has decided to submit the determination of the Market Price to an arbitrator, such arbitrator shall be chosen by the appointing authority designated in accordance with Article XXIII (e), or such other appointing authority with access to such expertise as may be agreed to between EGPC and CONTRACTOR, with regard to the qualifications for arbitrators set forth below, upon written application of one or both of EGPC and CONTRACTOR. Copy of such application by one of them shall be promptly sent to the other.

The arbitrator shall be as nearly as possible a person with an established reputation in the international Petroleum industry as an expert in pricing and marketing Crude Oil in international commerce. The arbitrator shall not be a citizen of a country which does not have diplomatic relations with both the A.R.E. and CONTRACTOR's nationality. He may not be, at the time of selection, employed by, or an arbitrator or consultant on a continuing or frequent basis to, the American Petroleum Institute, the Organization of the Petroleum Exporting Countries or the Organization of Arab Petroleum Exporting Countries, or a consultant on a continuing basis to EGPC, CONTRACTOR or an Affiliated Company of either, but past occasional consultation with such companies, with other petroleum companies,

36

governmental agencies or organizations shall not be a ground for disqualification. He may not have been, at any time during the two (2) years before selection, an employee of any Petroleum company or of any governmental agency or organization.

Should a selected person decline or be unable to serve as arbitrator or should the position of arbitrator fall vacant prior to the decision called for, another person shall be chosen in the same manner provided in this paragraph. EGPC and CONTRACTOR shall share equally the expenses of the arbitrator.

The arbitrator shall make his determination in accordance with the provisions of this paragraph, based on the best evidence available to him. He will review Oil sales contracts as well as other sales data and information but shall be free to evaluate the extent to which any contracts, data or information is substantiated or pertinent. Representatives of EGPC and CONTRACTOR shall have the right to consult with the arbitrator and furnish him written materials provided the arbitrator may impose reasonable limitations on this right. EGPC and CONTRACTOR each shall cooperate with the arbitrator to the fullest extent and each shall insure such cooperation of its trading companies. The arbitrator shall be provided access to Crude Oil sales contracts and related data and information which EGPC and CONTRACTOR or their trading companies are able to make available and which in the judgment of the arbitrator might aid the arbitrator in making a valid determination.

(vi)	Pending Market Price agreement by EGPC and CONTRACTOR or determination by the arbitrator, as applicable, the Market Price agreed for the quarter preceding the quarter in question shall remain temporarily in effect. In the event either EGPC or CONTRACTOR should incur a loss by virtue of the temporary continuation of the Market Price of the previous quarter, it shall promptly be reimbursed such loss by the other party plus simple interest at the LIBOR plus two and one - half percent (2.5%) per annum rate provided for in Article IV (e) from the date on which the disputed amount(s) should have been paid to the date of payment.

37

(2)	Gas and LPG:

(i)	The Cost Recovery, Production Sharing and Excess Cost Recovery, if any, Gas Price for local market will be agreed upon between CONTRACTOR and EGPC or EGAS after the Commercial Discovery and before Production commencement. Production Sharing Gas Price for export will be valued at Netback Price.

(ii)	The Cost Recovery and Production Shares of (LPG) produced from a plant constructed and operated by or on behalf of EGPC and CONTRACTOR shall be separately valued for Propane and Butane at the outlet of such LPG plant according to the following formula (unless otherwise agreed between EGPC and CONTRACTOR):

PLPG =	0.95 PR

Where:

PLPG =	LPG price (separately determined for Propane and Butane) in U.S. Dollars per metric ton.

PR =	The average over a period of a month of the figures representing the mid-point between the high and low prices in U.S. Dollars per metric ton quoted in "Platt's LPGaswire" during such month for Propane and Butane FOB Ex-Ref/Stor. West Mediterranean.

In the event that "Platt's LPGaswire" is issued on certain days during a month but not on others, the value of (PR) shall be calculated using only those issues which are published during such month. In the event that the value of (PR) cannot be determined because "Platt's LPGaswire" is not published at all during a month, EGPC and CONTRACTOR shall meet and agree to the value of (PR) by reference to other published sources. In the event that there are no such other published sources or if the value of (PR) cannot be determined pursuant to the foregoing for any other reason, EGPC and CONTRACTOR shall meet and agree the value of (PR) by reference to the value of LPG (Propane and Butane) delivered FOB from the Mediterranean Area.

38

Such valuation of LPG is based upon delivery at the delivery point specified in Article VI (e) (2) (iii).

(iii)	The prices of Gas and LPG so calculated shall apply during the same month.

(iv)	The Cost Recovery and Production Shares of Gas and LPG disposed of by EGPC and CONTRACTOR other than to EGPC or EGAS shall be valued pursuant to Article VI (e).

(d)	Forecasts:

Operating Company shall prepare (not less than ninety (90) days prior to the beginning of each calendar semester following first regular production) and furnish in writing to CONTRACTOR and EGPC a forecast setting out a total quantity of Petroleum that Operating Company estimates can be produced, saved and transported hereunder during such calendar semester in accordance with good Oil and Gas industry practices.

Operating Company shall endeavor to produce each calendar semester the forecast quantity. The Crude Oil shall be run to storage tanks or offshore loading facilities constructed, maintained and operated according to GOVERNMENT Regulations, by Operating Company in which said Crude Oil shall be metered or otherwise measured for royalty, and other purposes required by this Agreement. Gas shall be handled by Operating Company in accordance with the provisions of Article VI (e).

(e)	Disposition of Petroleum:

(1)	EGPC and CONTRACTOR shall have the right and the obligation to separately take and freely export or otherwise dispose of, currently all of the Crude Oil to which each is entitled under Article VI (a) and (b). Subject to payment of sums due to EGPC under Article VI (a) (2) and Article VIII, CONTRACTOR shall have the right to remit and retain abroad all funds acquired by it including the proceeds from the sale of its share of Petroleum.

39

Notwithstanding anything to the contrary under this Agreement, priority shall be given to meet the requirements of the A.R.E. market from CONTRACTOR's share under Article VI (b) of the Crude Oil produced from the Area and EGPC shall have the preferential right to purchase such Crude Oil at a price to be determined pursuant to Article VI (c). The amount of Crude Oil so purchased shall be a portion of CONTRACTOR's share under Article VI (b). Such amount shall be proportional to CONTRACTOR's share of the total production of Crude Oil from the concession areas in the A.R.E. that are also subject to EGPC's preferential right to purchase. The payment for such purchased amount shall be made by EGPC in U.S. Dollars or in any other freely convertible currency remittable by CONTRACTOR abroad.

It is agreed upon that EGPC shall notify CONTRACTOR, at least forty-five (45) days prior to the beginning of the Calendar Semester, of the amount to be purchased during such semester under this Article VI (e) (1).

(2)	With respect to Gas and LPG produced from the Area:

(i)	Priority shall be given to meet the requirements of the local market as determined by EGPC, taking into consideration the following cases:

-	In case CONTRACTOR elects to dispose all or part of its share of Production Sharing Gas and Excess Cost Recovery Gas, if any, by itself to local market, CONTRACTOR shall notify EGPC of the Gas price, Quantities and Gas buyer, the effective Law No. 196 of 2017 for Regulating Gas Market Activities in A.R.E. shall be applied on CONTRACTOR.
-	In case EGPC/EGAS or EGPC/EGAS and CONTRACTOR export Gas or LPG jointly, they should obtain the A.R.E. competent authorities approval on the price and quantities allocated for export.

(ii)	In the event that EGPC or EGAS is to be the buyer of Gas, the disposition of Gas to the local markets as indicated above shall be by virtue of long term Gas Sales Agreements to be entered into between EGPC and CONTRACTOR (as sellers) and EGPC or EGAS (as buyer).

40

EGPC and CONTRACTOR (as sellers) shall have the obligation to deliver Gas to the following point where such Gas shall be metered for sales, royalty and other purposes required by this Agreement:

(a)	In the event no LPG plant is constructed to process such Gas, the delivery point shall be at the flange connecting the Development Area pipeline to the nearest point on the National Gas Pipeline Grid System as depicted in Annex "F" hereto, or as otherwise agreed by EGPC and CONTRACTOR.

(b)	In the event an LPG plant is constructed to process such Gas, such Gas shall, for the purposes of valuation and sales, be metered at the outlet to such LPG Plant. However, notwithstanding the fact that the metering shall take place at the LPG Plant outlet, CONTRACTOR shall through the Operating Company build a pipeline suitable for transport of the processed Gas from the LPG Plant outlet to the nearest point on the National Gas Pipeline Grid System as depicted in Annex "F" hereto, or otherwise agreed by EGPC and CONTRACTOR. Such pipeline shall be owned in accordance with Article VII (a) by EGPC, and its cost shall be financed and recovered by CONTRACTOR as Development Expenditures pursuant to Article VI.

(iii)	EGPC and CONTRACTOR shall consult together to determine whether to build an LPG plant for recovering LPG from any Gas produced hereunder. In the event EGPC and CONTRACTOR decide to build such a plant, the plant shall, as is appropriate, be in the vicinity of the point of delivery as determined in Article II and Article VI (e) 2 (ii). The delivery of LPG for, royalty and other purposes required by this Agreement shall be at the outlet of the LPG plant. The costs of any such LPG plant shall be recoverable in accordance with the provisions of this Agreement unless the Minister of Petroleum agrees to accelerated recovery.

41

(iv)	EGPC or EGAS (as buyer) shall have the option to elect, by ninety (90) days prior written notice to EGPC and CONTRACTOR (as sellers), whether payment for the Gas which is subject to a Gas Sales Agreement between EGPC and CONTRACTOR (as sellers) and EGPC or EGAS (as buyer) and LPG produced from a plant constructed and operated by or on behalf of EGPC and CONTRACTOR, as valued in accordance with Article VI (c), and to which CONTRACTOR is entitled under the Cost Recovery and Production Sharing provisions of Article VI, of this Agreement, shall be made 1) in cash or 2) in kind.

Payments in cash shall be made by EGPC or EGAS (as buyer) at intervals provided for in the relevant Gas Sales Agreement in U.S. Dollars, remittable by CONTRACTOR abroad.

Payments in kind shall be calculated by converting the value of Gas and LPG to which CONTRACTOR is entitled into equivalent Barrels of Crude Oil to be taken concurrently by CONTRACTOR from the Area, or to the extent that such Crude Oil is insufficient, Crude Oil from CONTRACTOR's other concession areas or such other areas as may be agreed. Such Crude Oil shall be added to the Crude Oil that CONTRACTOR is otherwise entitled to lift under this Agreement. Such equivalent Barrels shall be calculated on the basis of the provisions of Article VI (c) relating to the valuation of Cost Recovery Crude Oil.

Provided that:

(aa)	Payment of the value of Gas and LPG shall always be made in cash in U.S. Dollars remittable by CONTRACTOR abroad to the extent that there is insufficient Crude Oil available for conversion as provided for above.

(bb)	Payment of the value of Gas and LPG shall always be made in kind as provided for above to the extent that payments in cash are not made by EGPC.

42

Payments to CONTRACTOR (whether in cash or kind), when related to CONTRACTOR's Cost Recovery Petroleum, shall be included in CONTRACTOR's Statement of Recovery of Costs and of Cost Recovery Petroleum referred to in Article IV of Annex "E" of this Agreement.

(v)	Should EGPC or EGAS (as buyer) fail to enter into a long-term Gas Sales Agreement with EGPC and CONTRACTOR (as sellers) within four (4) years from the Commercial Discovery date of Gas pursuant to Article III, EGPC and CONTRACTOR shall have the right to take and freely dispose of the quantity of Gas and LPG in respect of which the notice of Commercial Discovery is given by exporting such Gas and LPG, subject to the approval of the competent authorities and in case EGPC/EGAS is not in need for such Gas or LPG to meet the needs of domestic markets.

(vi)	The proceeds of sale of CONTRACTOR's share of Gas and LPG disposed of pursuant to the above sub-paragraph (v) may be freely remitted or retained abroad by CONTRACTOR.

(vii)	In the event EGPC and CONTRACTOR agree to accept new Gas and LPG producers to join in an ongoing export project, such producers shall have to contribute a fair and equitable share of the investment made.

(viii)	(aa)	Upon the expiration of the four (4) year period referred to in Article VI (e) (2) (v), CONTRACTOR shall have the obligation to exert its reasonable efforts to find an export market for Gas reserves.

(bb)	In the event at the end of the four (4) year period referred to under Article VI (e) (2) (v), CONTRACTOR and EGPC have not entered into a Gas Sales Agreement, CONTRACTOR shall retain its rights to such Gas reserves for a further period up to two (2) years, subject to Article VI (e) (2) (viii) (cc), during which period EGPC shall attempt to find a market for Gas reserves.

43

(cc)	In the event that EGPC and CONTRACTOR are not exporting the Gas and EGPC & CONTRACTOR have not entered into a Gas Sales Agreement with EGPC/EGAS pursuant to Article VI (e) (2) prior to the expiry of six (6) years from the Commercial Discovery date of Gas, it shall be considered that CONTRACTOR has assigned the Gas reserves in respect of which such notice has been given. And CONTRACTOR does not accept an offer of a Gas Sales Agreement from EGPC within six (6) months from the date such offer is made provided that the Gas Sales Agreement offered to CONTRACTOR shall take into consideration Gas prices commensurate with Gas Sales Agreements in the adjacent and/or comparable Areas in Egypt in terms of water depth and the reservoir depth to enable a commercial contract including:

-	A sufficient delivery rate.

-	Delivery pressure to enter the National Gas Pipeline Grid System at the point of delivery.

-	Delivered Gas quality specifications not more stringent than those imposed or required for the National Gas Pipeline Grid System.

-	The Gas prices as specified in the Gas Sales Agreement.

(dd)	In the event that CONTRACTOR has not entered into a Gas Sales Agreement pursuant to Article VI (e) (2) or otherwise found an acceptable scheme for commercial disposal of such Gas, at the time of the expiration of six (6) years from the Commercial discovery date of Gas or failing agreement with EGPC on Gas disposal at the expiration of six (6) years, CONTRACTOR shall surrender to EGPC such Development Blocks in which Gas discovery is made.

44

(ix)	CONTRACTOR shall not be obligated to surrender the Development Blocks of the Commercial Gas Discovery, if Crude Oil has been produced in commercial quantities from these Blocks.

(f)	Operations:

If following the reversion to EGPC of any rights to Crude Oil hereunder, CONTRACTOR retains rights to Gas in the Area, or if, following surrender of rights to Gas hereunder, CONTRACTOR retains rights to Crude Oil in the Area, operations to explore for or exploit the Petroleum, the rights to which have reverted or been surrendered (Oil or Gas as the case may be) may only be carried out by Operating Company which shall act on behalf of EGPC alone, unless CONTRACTOR and EGPC agree otherwise.

(g)	Tanker Scheduling:

At a reasonable time prior to the commencement of Commercial Production EGPC and CONTRACTOR shall meet and agree upon a procedure for scheduling tanker liftings from the agreed upon point of export.

ARTICLE VII

TITLE TO ASSETS

(a)	EGPC shall become the owner of all CONTRACTOR acquired and owned assets which assets were charged to Cost Recovery by CONTRACTOR in connection with the operations carried out by CONTRACTOR or Operating Company in accordance with the following:

(1)	Land shall become the property of EGPC as soon as it is purchased.

(2)	Title to fixed and movable assets shall be transferred automatically and gradually from CONTRACTOR to EGPC as they become subject to recovery in accordance with the provisions of Article VI; however the full title to fixed and movable assets shall be transferred automatically from CONTRACTOR to EGPC when its total cost has been

45

recovered by CONTRACTOR in accordance with the provisions of Article VI or at the time of termination of this Agreement with respect to all assets chargeable to the operations whether recovered or not, whichever first occurs.

The book value of the assets created during each calendar quarter shall be communicated by CONTRACTOR to EGPC or by Operating Company to EGPC and CONTRACTOR within thirty (30) days of the end of each quarter.

(3)	All samples and technical data shall be transferred to EGPC upon EGPC's request or at the termination of the Agreement.

(b)	During the term of this Agreement EGPC, CONTRACTOR and Operating Company are entitled to the full use and enjoyment of all fixed and movable assets referred to above in connection with operations hereunder or under any other Petroleum Concession Agreement entered into by the Parties. Proper accounting adjustment shall be made. CONTRACTOR and EGPC shall not dispose of the same except with agreement of the other.

(c)	CONTRACTOR and Operating Company may freely import into the A.R.E., use therein and freely export at the end of such use, machinery and equipment which they either rent or lease in accordance with good industry practices, including but not limited to the lease of computer hardware and software.

ARTICLE VIII

BONUSES

(a)	CONTRACTOR shall pay to EGPC as a signature bonus the sum of one million U.S. Dollars ($1,000,000) one (1) day before the signature by the Minister of Petroleum of this Agreement, after the relevant law is issued.

46

(b)	CONTRACTOR shall pay to EGPC a total amount of sixty-five million U.S. Dollars ($65,000,000) as a non-recoverable Modernization Bonus to be paid as follows :

-	CONTRACTOR shall pay to EGPC the sum of fifteen million U.S. Dollars ($15,000,000) one day before the signature by the Minister of Petroleum of this Agreement, after the relevant law is issued.

-	CONTRACTOR shall also pay to EGPC the remaining fifty million U.S. Dollars ($50,000,000) paid over five (5) consecutive annually installments, of ten million U.S. Dollars ($10,000,000) to be paid annually, the first (1st) installment shall be paid at February 1st, 2022, and the last installment shall be paid at February 1st, 2026.

(c)	CONTRACTOR shall pay to EGPC the sum of [amount redacted] as a production bonus when the total average daily production from the Area first reaches the rate of fifteen thousand (15,000) Barrels of Oil per day or equivalent for a period of thirty (30) consecutive producing days. Payment will be made within fifteen (15) days thereafter.

(d)	CONTRACTOR shall also pay to EGPC the sum of [amount redacted] as a production bonus when the total average daily production from the Area first reaches the rate of twenty thousand (20,000) Barrels of Oil per day or equivalent for a period of thirty (30) consecutive producing days. Payment will be made within fifteen (15) days thereafter.

(e)	CONTRACTOR shall also pay to EGPC the sum of [amount redacted] as a production bonus when the total average daily production from the Area first reaches the rate of thirty thousand (30,000) Barrels of Oil per day or equivalent for a period of thirty (30) consecutive producing days. Payment will be made within fifteen (15) days thereafter.

47

(f)	CONTRACTOR shall also pay to EGPC the sum of [amount redacted] as a production bonus when the total average daily production from the Area first reaches the rate of forty thousand (40,000) Barrels of Oil per day or equivalent for a period of thirty (30) consecutive producing days. Payment will be made within fifteen (15) days thereafter.

(g)	CONTRACTOR shall pay to EGPC as a five (5) year period Extension bonus the sum of [amount redacted] upon the approval on CONTRACTOR's request to enter into the five (5) year Extension Period pursuant to Article III (b).

(h)	CONTRACTOR shall pay to EGPC at the beginning of every Financial Year during the duration of this Concession Agreement that starts from the Effective Date, an amount equal to [amount redacted] as a training bonus for the training of EGPC employees in departments of Agreements, Exploration, Production and Financial Control Foreign and Joint Venture Companies. CONTRACTOR shall also pay [amount redacted] as a training bonus for the training of EGPC employees from other departments with a total amount of [amount redacted].

(i)	CONTRACTOR/ CONTRACTOR Member shall pay to EGPC the sum of [amount redacted], in case CONTRACTOR or CONTRACTOR Member assigns in whole or in part of its rights, privileges, duties and obligations to an Affiliated Company of the same CONTRACTOR/ CONTRACTOR Member, on the date of the GOVERNMENT's approval of each assignment request.

(j)	CONTRACTOR / CONTRACTOR Member shall pay to EGPC as an Assignment Bonus on the date of the GOVERNMENT's approval of each assignment requested by any of the CONTRACTOR Members to any assignee, pursuant to Article XX, as follows:

48

In case CONTRACTOR/ CONTRACTOR Member assigns in whole or in part of its rights, privileges, duties and obligations to any assignee (other than an Affiliated Company of the same CONTRACTOR/ CONTRACTOR Member), CONTRACTOR/CONTRACTOR Member shall pay to EGPC the sum equivalent to ten percent (10%), valued in U.S. Dollars, of the value of each assignment deal which could be any of the following:

•	The financial value to be paid by the Assignee to the Assignor; or

•	The financial commitments for technical programs/ Development plan; or

•	The financial value of the reserves , to be swapped between the Assignor and the Assignee from the Development Lease(s) areas; or

•	The financial value of shares and/or stocks to be exchanged between the Assignor and the Assignee; or

•	Any other type of deals to be declared.

(k)	Gas shall be taken into account for purposes of determining the total average daily production from the Area under Article VIII (c-f) by converting daily Gas delivered into equivalent Barrels of daily Crude Oil production in accordance with the following formula:

MSCF x H x 0.167 = equivalent Barrels of Crude Oil

Where:

MSCF = one thousand Standard Cubic Feet of Gas.

H = the number of million British Thermal Units (MMBTU) per MSCF.

(l)	All the above mentioned bonuses shall in no event be recovered by CONTRACTOR.

49

ARTICLE IX

OFFICE AND SERVICE OF NOTICES

CONTRACTOR shall maintain an office in A.R.E. at which notices shall be validly served.

The General Manager and Deputy General Manager shall be entrusted by CONTRACTOR with sufficient power to carry out immediately all local written directions given to them by the GOVERNMENT or its representatives under the terms of this Agreement. All lawful regulations issued or hereafter to be issued which are applicable hereunder and not in conflict with this Agreement shall apply to the duties and activities of the General Manager and Deputy General Manager.

All matters and notices shall be deemed to be validly served which are delivered to the office of the General Manager or which are sent to him by registered mail to CONTRACTOR's office in the A.R.E. .

All matters and notices shall be deemed to be validly served which are delivered to the office of the EGPC's Chief Executive Officer or which are sent to him by registered mail at EGPC's main office in Cairo.

ARTICLE X

SAVING OF PETROLEUM AND PREVENTION OF LOSS

(a)	Operating Company shall take all proper measures, according to generally accepted methods in use in the Oil and Gas industry to prevent loss or waste of Petroleum above or under the ground in any form during drilling, producing, gathering, and distributing or storage operations. The GOVERNMENT has the right to prevent any operation on any well that it might reasonably expect would result in loss or damage to the well or the Oil or Gas field.

(b)	Upon completion of the drilling of a productive well, Operating Company shall inform the GOVERNMENT or its representative of the time when the well will be tested and the production rate ascertained.

50

(c)	Except in instances where multiple producing formations in the same well can only be produced economically through a single tubing string, Petroleum shall not be produced from multiple Oil bearing zones through one string of tubing at the same time, except with the prior approval of the GOVERNMENT or its representative, which shall not be unreasonably withheld.

(d)	Operating Company shall record data regarding the quantities of Petroleum and water produced monthly from the area. Such data shall be sent to the GOVERNMENT or its representative on the special forms provided for that purpose within thirty (30) days after the data are obtained. Daily or weekly statistics regarding the production from the Area shall be available at all reasonable times for examination by authorized representatives of the GOVERNMENT.

(e)	Daily drilling records and the graphic logs of wells must show the quantity and type of cement and the amount of any other materials used in the well for the purpose of protecting Petroleum, Gas bearing or fresh water strata.

(f)	Any substantial change of mechanical conditions of the well after its completion shall be subject to the approval of the representative of the GOVERNMENT.

ARTICLE XI

CUSTOMS EXEMPTIONS

(a)	EGPC, CONTRACTOR, and Operating Company shall be permitted to import and shall be exempted from customs duties, any taxes, levies or fees (including fees imposed by Ministerial Decision No. 254 of 1993 issued by the Minister of Finance, as now or hereafter amended or substituted) of any nature and from the importation rules with respect to the importation of machinery, equipment, appliances, materials, items, means of transport and transportation (the exemption from taxes and duties for cars shall only apply to cars to be used in operations), electric appliances, air conditioners for offices, field housing and facilities, electronic appliances, computer hardware and software, as well as spare parts required for any of the imported items, all subject to a duly approved certificate issued by the responsible representative nominated by EGPC for such purpose, which states that the imported items are required for conducting the operations

51

pursuant to this Agreement. Such certificate shall be final and binding and shall automatically result in the importation and the exemption without any further approval, delay or procedure.

(b)	Machinery, equipment, appliances and means of transport and transportation imported by EGPC's, CONTRACTOR's and Operating Company's contractors and sub-contractors temporarily engaged in any activity pursuant to the operations which are the subject of this Agreement, shall be cleared under the "Temporary Release System" without payment of customs duties, any taxes, levies or fees (including fees imposed by Ministerial Decision No. 254 of 1993 issued by the Minister of Finance, as now or hereafter amended or substituted) of any nature, upon presentation of a duly approved certificate issued by an EGPC responsible representative nominated by EGPC for such purpose which states, that the imported items are required for conducting the operations pursuant to this Agreement. Items (excluding cars not to be used in operations) set out in Article XI (a) imported by EGPC's, CONTRACTOR's and Operating Company's contractors and sub-contractors for the aforesaid operations, in order to be installed or used permanently or consumed shall meet the conditions for exemption set forth in Article XI (a) after being duly certified by an EGPC responsible representative to be used for conducting operations pursuant to this Agreement.

(c)	The expatriate employees of CONTRACTOR, Operating Company and their contractors and sub-contractors shall not be entitled to any exemptions from customs duties and other ancillary taxes and charges except within the limits of the provisions of the laws and regulations applicable in the A.R.E. However, personal household goods and furniture (including one (1) car) for each expatriate employee of CONTRACTOR and/or Operating Company shall be cleared under the "Temporary Release System" (without payment of any customs duties and other ancillary taxes) upon presentation of a letter to the appropriate customs authorities by CONTRACTOR or Operating Company approved by an EGPC responsible representative that the imported items are imported for the sole use of the expatriate employee and his family, and that such imported items shall be re-exported outside the A.R.E. upon the repatriation of the concerned expatriate employee.

52

(d)	Items imported into the A.R.E. whether exempt or not exempt from customs duties and other ancillary taxes and charges hereunder, may be exported by the importing party at any time after obtaining EGPC's approval, which approval shall not be unreasonably withheld, without any export duties, taxes or charges or any taxes or charges from which such items have been already exempt, being applicable. Such items may be sold within the A.R.E. after obtaining the approval of EGPC which approval shall not be unreasonably withheld. In this event, the purchaser of such items shall pay all applicable customs duties and other ancillary taxes and charges according to the condition and value of such items and the tariff applicable on the date of sale, unless such items have already been sold to an Affiliated Company of CONTRACTOR, if any, or EGPC, having the same exemption, or unless title to such items (excluding cars not used in operations) has passed to EGPC.

In the event of any such sale under this paragraph (d), the proceeds from such sale shall be divided in the following manner:

CONTRACTOR shall be entitled to reimbursement of its unrecovered cost, if any, in such items and the excess, if any, shall be paid to EGPC.

(e)	The exemption provided for in Article XI (a) shall not apply to any imported items when items of the same or substantially the same kind and quality are manufactured locally meeting CONTRACTOR's and/or Operating Company's specifications for quality and safety and are available for timely purchase and delivery in the A.R.E. at a price not higher than ten percent (10%) of the cost of the imported item, before customs duties but after freight and insurance costs, if any, have been added.

(f)	CONTRACTOR, EGPC and their respective buyers shall have the right to export the Petroleum produced from the Area pursuant to this Agreement; and such Petroleum shall be exempted from any customs duties, any taxes, levies or any other imposts in respect of the export of Petroleum hereunder.

53

ARTICLE XII

BOOKS OF ACCOUNT: ACCOUNTING AND PAYMENTS

(a)	EGPC, CONTRACTOR and Operating Company shall each maintain at their business offices in the A.R.E. books of account, in accordance with the Accounting Procedure in Annex "E" and accepted accounting practices generally used in the Petroleum industry, and such other books and records as may be necessary to show the work performed under this Agreement, including the amount and value of all Petroleum produced and saved hereunder. CONTRACTOR and Operating Company shall keep their books of account and accounting records in United States Dollars.

Operating Company shall furnish to the GOVERNMENT or its representatives monthly returns showing the amount of Petroleum produced and saved hereunder. Such returns shall be prepared in the form required by the GOVERNMENT, or its representative and shall be signed by the General Manager or by the Deputy General Manager or a duly designated deputy and delivered to the GOVERNMENT or its representative within thirty (30) days after the end of the month covered in the returns.

(b)	The aforesaid books of account and other books and records referred to above shall be available at all reasonable times for inspection by duly authorized representatives of the GOVERNMENT.

(c)	CONTRACTOR shall submit to EGPC a Profit and Loss Statement of its Tax Year not later than four (4) months after the commencement of the following Tax Year to show its net profit or loss from the Petroleum operations under this Agreement for such Tax Year.

CONTRACTOR shall at the same time submit a year-end Balance Sheet for the same Tax Year to EGPC. The Balance Sheet and financial statements shall be certified by an Egyptian certified accounting firm.

54

ARTICLE XIII

RECORDS, REPORTS AND INSPECTION

(a)	CONTRACTOR and/or Operating Company shall prepare and, at all times while this Agreement is in force, maintain accurate and current records of its operations in the Area. CONTRACTOR and/or Operating Company shall furnish the GOVERNMENT or its representative, in conformity with applicable regulations or as the GOVERNMENT or its representative may, in accordance with sound and accepted Petroleum industry practices, require information and data concerning its operations under this Agreement. Operating Company will perform the functions indicated in this Article XIII in accordance with its role as specified in Article V.

(b)	CONTRACTOR and/or Operating Company shall save and keep for a reasonable period of time a representative portion of each sample of cores and cuttings taken from drilling wells, to be disposed of, or forwarded to the GOVERNMENT or its representative in the manner directed by the GOVERNMENT. All samples acquired by CONTRACTOR and/or Operating Company for their own purposes shall be considered available for inspection at any reasonable time by the GOVERNMENT or its representatives.

(c)	Unless otherwise agreed to by EGPC, in case of exporting any rock samples outside A.R.E., samples equivalent in size and quality shall, before such exportation, be delivered to EGPC as representative of the GOVERNMENT.

(d)	Originals of records can only be exported with the permission of EGPC; provided, however, that magnetic tapes and any other data which must be processed or analyzed outside the A.R.E. may be exported if a monitor or a comparable record, if available, is maintained in the A.R.E. and provided that such exports shall be repatriated to A.R.E. promptly following such processing or analysis on the understanding that they belong to EGPC.

55

(e)	During the period CONTRACTOR is conducting the Exploration operations, EGPC's duly authorized representatives or employees shall have the right to full and complete access to the Area at all reasonable times with the right to observe the operations being conducted and to inspect all assets, records and data kept by CONTRACTOR. EGPC's representative, in exercising its rights under the preceding sentence of this paragraph (e), shall not interfere with CONTRACTOR's operations. CONTRACTOR shall provide EGPC with copies of any and all data (including, but not limited to, geological and geophysical reports, logs and well surveys) information and interpretation of such data, and other information in CONTRACTOR's possession.

ARTICLE XIV

RESPONSIBILITY FOR DAMAGES

CONTRACTOR shall entirely and solely be responsible in law toward third parties for any damage caused by CONTRACTOR's Exploration and/or Exploitation operations and shall indemnify the GOVERNMENT of A.R.E. and/or EGPC against all damages for which they may be held liable on account of any such operations.

However, any damage resulting from issuing any order, regulation or direction of the GOVERNMENT of the Arab Republic of Egypt whether in the form of a law or otherwise, EGPC and/or CONTRACTOR shall be exempted from the responsibility of non-performance or delay of any obligation hereunder, in consequence of issuing these orders, regulations or directions in the limitation of imposing these orders, regulations or directions. CONTRACTOR shall be granted the necessary period to restore the damage done of the non-performance or delay by adding a period to the period of the Agreement, with respect to the Block or Blocks affected by these orders , regulations or directions.

56

ARTICLE XV

PRIVILEGES OF GOVERNMENT REPRESENTATIVES

Duly authorized representatives of the GOVERNMENT shall have access to the Area covered by this Agreement and to the Operations conducted thereon. Such representatives may examine the books, registers and records of EGPC, CONTRACTOR and Operating Company and make a reasonable number of surveys, drawings and tests for the purpose of enforcing this Agreement. They shall, for this purpose, be entitled to make reasonable use of the machinery and instruments of CONTRACTOR or Operating Company on the condition that no danger or impediment to the operations hereunder shall arise directly or indirectly from such use. Such representatives shall be given reasonable assistance by the agents and employees of CONTRACTOR or Operating Company so that none of the activities shall endanger or hinder the safety or efficiency of the operations. CONTRACTOR or Operating Company shall offer such representatives all privileges and facilities accorded to its own employees in the field and shall provide them, free of charge, the use of reasonable office space and of adequately furnished housing while they are in the field for the purpose of facilitating the objectives of this Article. Without prejudice to Article XIII (e) any and all information obtained by the GOVERNMENT or its representatives under this Article XV shall be kept confidential with respect to the Area.

ARTICLE XVI

EMPLOYMENT RIGHTS AND TRAINING OF

ARAB REPUBLIC OF EGYPT PERSONNEL

(a)	It is the desire of EGPC and CONTRACTOR that operations hereunder be conducted in a business-like and efficient manner:

(1)	The expatriate administrative, professional and technical personnel employed by CONTRACTOR or Operating Company and the personnel of its contractors for the conduct of the operations hereunder, shall be granted a residence as provided for in Law No. 89 of 1960 as amended and Ministerial Order No. 8180 of 1996 as amended, and CONTRACTOR agrees that all immigration, passport, visa and employment regulations of the A.R.E., shall be applicable to all alien employees of CONTRACTOR working in the A.R.E. .

57

(2)	A minimum of twenty-five percent (25%) of the combined salaries and wages of each of the expatriate administrative, professional and technical personnel employed by CONTRACTOR or Operating Company shall be paid monthly in Egyptian Currency.

(b)	CONTRACTOR and Operating Company shall each select its employees and determine the number thereof, to be used for operations hereunder.

(c)	CONTRACTOR, shall after consultation with EGPC, prepare and carry out specialized training programs for all its A.R.E. employees engaged in operations hereunder with respect to applicable and financial aspects of the Petroleum industry. CONTRACTOR and Operating Company shall give preference to the employment of qualified Egyptian nationals.

(d)	During the duration of this Concession Agreement starting from the Effective Date mentioned in Article III herein above, CONTRACTOR shall give mutually agreed numbers of EGPC employees an opportunity to attend and participate in CONTRACTOR's and CONTRACTOR's Affiliated Companies training programs relating to Exploration and Development operations, with annual total cost one hundred thousand U.S. Dollars ($100.000). In the event that the total cost of such programs is less than one hundred thousand U.S. Dollars ($100.000) in any Financial Year during such period, CONTRACTOR shall pay EGPC the amount of the shortfall within thirty (30) days following the end of such Financial Year. However, EGPC shall have the right that said amount one hundred thousand U.S. Dollars ($100.000) allocated for training, be paid directly to EGPC for such purpose.

58

ARTICLE XVII

LAWS AND REGULATIONS

(a)	CONTRACTOR and Operating Company shall be subject to Law No. 66 of 1953 for Mines and Quarries (excluding Article 37 thereof) and its amendments and the regulations issued for the implementation thereof, including the regulations for the safe and efficient performance of operations carried out for the execution of this Agreement and for the conservation of the Petroleum resources of the A.R.E. provided that no regulations, or modification or interpretation thereof, shall be contrary to or inconsistent with the provisions of this Agreement.

(b)	CONTRACTOR and Operating Company shall be subject to the provisions of the Law No. 4 of 1994 concerning the environment and its executive regulation as may be amended, as well as any laws or regulations may be issued, concerning the protection of the environment.

(c)	Except as provided in Article III (g) for Income Taxes, EGPC, CONTRACTOR and Operating Company shall be exempted from all taxes and duties, whether imposed by the GOVERNMENT or municipalities including among others, Sales Tax, Value Added Tax and Taxes on the Exploration, Development, extracting, producing, exporting or transporting of Petroleum and LPG as well as any and all withholding taxes that might otherwise be imposed on dividends, interest, technical service fees, patent and trademark royalties, and similar items. CONTRACTOR shall also be exempted from any tax on the liquidation of CONTRACTOR, or distributions of any income to the shareholders of CONTRACTOR, and from any tax on capital.

(d)	The rights and obligations of EGPC and CONTRACTOR hereunder, and for the effective term of this Agreement shall be governed by and in accordance with the provisions of this Agreement and can only be altered or amended by the written mutual agreement of the said contracting parties in the same procedures by which the original Agreement has been issued.

59

(e)	The contractors and sub-contractors of CONTRACTOR and Operating Company shall be subject to the provisions of this Agreement which affect them. Insofar as all regulations which are duly issued by the GOVERNMENT apply from time to time and are not in accord with the provisions of this Agreement, such regulations shall not apply to CONTRACTOR, Operating Company and their respective contractors and sub-contractors, as the case may be.

(f)	EGPC, CONTRACTOR, Operating Company and their respective contractors and sub-contractors shall for the purposes of this Agreement be exempted from all professional stamp duties, imposts and levies imposed by syndical laws with respect to their documents and activities hereunder.

(g)	All the exemptions from the application of the A.R.E. laws or regulations granted to EGPC, CONTRACTOR, the Operating Company, their contractors and sub-contractors under this Agreement shall include such laws and regulations as presently in effect or hereafter amended or substituted.

ARTICLE XVIII

STABILIZATION

In case of changes in existing legislation or regulations applicable to the conduct of Exploration, Development and production of Petroleum, which take place after the Effective Date, and which significantly affect the economic interest of this Agreement to the detriment of CONTRACTOR or which imposes on CONTRACTOR an obligation to remit to the A.R.E. the proceeds from sales of CONTRACTOR's Petroleum, CONTRACTOR shall notify EGPC of the subject legislative or regulatory measure and also the consequent effects upon issuing legislation or regulation which impact on the stabilization. In such case, the Parties shall negotiate possible modifications to this Agreement designed to restore the economic balance thereof which existed on the Effective Date.

The Parties shall use their best efforts to agree on amendments to this Agreement within ninety (90) days from aforesaid notice.

60

These amendments to this Agreement shall not in any event diminish or increase the rights and obligations of CONTRACTOR as these were agreed on the Effective Date.

In case of the parties’ failure to solve the disputes, Article XXIII of this Agreement shall be applied.

ARTICLE XIX

RIGHT OF REQUISITION

(a)	In case of national emergency due to war or imminent expectation of war or internal causes, the GOVERNMENT may requisition all or part of the production from the Area obtained hereunder and require Operating Company to increase such production to the utmost possible maximum. The GOVERNMENT may also requisition the Oil and/or Gas field itself and, if necessary, related facilities.

(b)	In any such case, such requisition shall not be effected except after inviting EGPC and CONTRACTOR or their representative by registered letter, with acknowledgement of receipt, to express their views with respect to such requisition.

(c)	The requisition of production shall be effected by Ministerial Order. Any requisition of an Oil and/or Gas field, or any related facilities shall be effected by a Presidential Decree duly notified to EGPC and CONTRACTOR.

(d)	In the event of any requisition as provided above, the GOVERNMENT shall indemnify in full EGPC and CONTRACTOR for the period during which the requisition is maintained, including:

(1)	All damages which result from such requisition; and

(2)	Full repayment each month for all Petroleum extracted by the GOVERNMENT less the royalty share of such production.

61

However, any damage resulting from enemy attack is not within the meaning of this paragraph (d). Payment hereunder shall be made to CONTRACTOR in U.S. Dollars remittable abroad. The price paid to CONTRACTOR for Petroleum taken shall be calculated in accordance with Article VI (c).

ARTICLE XX

ASSIGNMENT

(a)	Neither EGPC nor CONTRACTOR may assign to a person, firm or corporation, in whole or in part, any of its rights, privileges, duties or obligations under this Agreement either directly or indirectly (indirect assignment shall mean, for example but not limited to, any sale, purchase, transfer of stocks, capital or assets or any other action that would change the control of CONTRACTOR/CONTRACTOR MEMBER on its share in the company's capital) without the written consent of the GOVERNMENT, and in all cases priority shall be given to EGPC, if it so desires, to obtain such interest intended to be assigned (except assignment to an Affiliated Company of the same CONTRACTOR Member).

(b)	Without prejudice to Article XX (a) , CONTRACTOR may assign all or any of its rights, privileges, duties and obligations under this Agreement to an Affiliated Company of the same CONTRACTOR/ CONTRACTOR Member, provided that CONTRACTOR shall notify EGPC and the GOVERNMENT in writing and obtain the written approval of the GOVERNMENT on the assignment.

In the case of an assignment either in a whole or in a part to an Affiliated Company, the assignor together with the assignee shall remain jointly and severally liable for all duties and obligations of CONTRACTOR under this Agreement provided such Affiliated Company remains in the same capacity as an Affiliated Company.

(c)	To enable consideration to be given to any request for such GOVERNMENT's consent referred to in (a) or (b) above, the following conditions must be fulfilled:

(1)	The obligations of the assignor deriving from this Agreement must have been duly fulfilled as of the date such request is made.

62

(2)	The instrument of assignment must include provisions stating precisely that the assignee is bound by all covenants contained in this Agreement and any modifications or additions in writing that up to such time may have been made. A draft of such instrument of assignment shall be submitted to EGPC for review and approval before being formally executed.

(3)	The assignor(s) must submit to EGPC reasonable documents that evidence the assignee's financial and technical competence and the documents that confirm the affiliation of such company to the CONTRACTOR/CONTRACTOR MEMBER.

(d)	Any assignment, sale, transfer or other such conveyance made pursuant to the provisions of this Article XX shall be free of any transfer, capital gains taxes or related taxes, charges or fees including without limitation, all Income Tax, Sales Tax, Value Added Tax, Stamp Duty, or other Taxes or similar payments.

(e)	Once the assignor and a proposed third party assignee, other than an Affiliated Company, have agreed the final conditions of an assignment, the assignor shall disclose in details such final conditions, including the value of each assignment deal valued in U.S. Dollars, in a written notification to EGPC. EGPC shall have the right to acquire the interest intended to be assigned, if within ninety (90) days from assignor’s written notification, EGPC delivers to the assignor a written notification that it accepts the same conditions agreed to with the proposed third party assignee. If EGPC does not deliver such notification within such ninety (90) day period, the assignor shall have the right to assign to the proposed third party assignee, subject to the Government approval under paragraph (a) of this Article.

In the event that EGPC exercises its option to acquire the interest intended to be assigned and if a "joint operating agreement" is not already existing among the CONTRACTOR MEMBERS including the assignor, EGPC and CONTRACTOR shall negotiate in good faith to enter into a "joint operating agreement", according to the model published by the Association for International Petroleum Negotiators to finalize such agreement within one hundred and twenty (120) days from EGPC’s notification. If EGPC and CONTRACTOR cannot agree on a "joint operating agreement" within such one hundred and twenty (120) day period, the assignor shall have the right to assign to the proposed third party assignee, subject to the Government approval under paragraph (a) of this Article.

63

(f)	As long as the assignor shall hold any interest under this Agreement, the assignor together with the assignee shall be jointly and severally liable for all duties and obligations of CONTRACTOR under this Agreement.

(g)	In case of Shortfall, according to Article II herein, if CONTRACTOR failed to pay such shortfall , CONTRACTOR shall be considered assignor to EGPC without charge for all its rights and privileges under this Agreement without any further legal procedures , the CONTRACTOR shall have no right to have recourse against EGPC for compensation or expenditures or costs, CONTRACTOR shall pay all costs and expenditures up to the date of such assignment .

ARTICLE XXI

BREACH OF AGREEMENT AND POWER TO CANCEL

(a)	The GOVERNMENT shall have the right to cancel this Agreement by Order or Presidential Decree, with respect to CONTRACTOR, in the following instances:

(1)	If it knowingly has submitted any false statements to the GOVERNMENT which were of a material consideration for the execution of this Agreement;

(2)	If it assigns any interest hereunder contrary to the provisions of Article XX;

(3)	If it is adjudicated bankrupt by a court of competent jurisdiction;

(4)	If it does not comply with any final decision reached as the result of court proceedings conducted under Article XXIII (a);

(5)	If it intentionally extracts any mineral other than Petroleum not authorized by this Agreement or without the authority of the GOVERNMENT, except such extractions as may be unavoidable as the result of the operations conducted hereunder in accordance with accepted petroleum industry practice and which shall be notified to the GOVERNMENT or its representative as soon as possible; and

64

(6)	If it commits any material breach of this Agreement or of the provisions of Law No. 66 of 1953, as amended by Law No. 198 of 2014, which are not contradicted by the provisions of this Agreement.

Such cancellation shall take place without prejudice to any rights which may have accrued to the GOVERNMENT against CONTRACTOR in accordance with the provisions of this Agreement, and, in the event of such cancellation, CONTRACTOR, shall have the right to remove from the Area all its personal property.

(b)	If the GOVERNMENT deems that one of the aforesaid causes (other than a force majeure cause referred to in Article XXII) exists to cancel this Agreement, the GOVERNMENT shall give CONTRACTOR ninety (90) days written notice personally served on CONTRACTOR's General Manager in the legally official manner and receipt of which is acknowledged by him or by his legal agents, to remedy and remove such cause; but if for any reason such service is impossible due to unnotified change of address, publication in the Official Journal of the GOVERNMENT of such notice shall be considered as valid service upon CONTRACTOR. If at the end of the said ninety (90) day notice period such cause has not been remedied and removed, this Agreement may be canceled forthwith by Order or Presidential Decree as aforesaid; provided however, that if such cause, or the failure to remedy or remove such cause, results from any act or omission of one party, cancellation of this Agreement shall be effective only against that party and not as against any other party hereto.

ARTICLE XXII

FORCE MAJEURE

(a)	The non-performance or delay in performance by EGPC and CONTRACTOR, or either of them of any obligation under this Agreement shall be excused if, and to the extent that, such non-performance or delay is caused by force majeure. The period of any such non-performance or delay, together with such period as may be necessary for the restoration of any damage done during such delay, shall be added to the time given in this Agreement for the performance of such obligation and for the performance of any obligation dependent thereon and consequently, to the term of this Agreement, but only with respect to the block or blocks affected.

65

(b)	"Force Majeure" within the meaning of this Article XXII, shall be any act of God, insurrection, riot, war, strike, and other labor disturbance, fires, floods or any cause not due to the fault or negligence of EGPC and CONTRACTOR or either of them, whether or not similar to the foregoing, provided that any such cause is beyond the reasonable control of EGPC and CONTRACTOR, or either of them.

(c)	Without prejudice to the above and except as may be otherwise provided herein, the GOVERNMENT shall incur no responsibility whatsoever to EGPC and CONTRACTOR, or either of them for any damages, restrictions or loss arising in consequence of such case of force majeure hereinafter referred to in this Article.

ARTICLE XXIII

DISPUTES AND ARBITRATION

(a)	Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof, between the GOVERNMENT and the parties shall be referred to the jurisdiction of the appropriate courts of A.R.E. to settle any dispute arising on the interpretation or the execution of any term of this Agreement.

(b)	Any dispute, controversy or claim arising out of or relating to this Agreement, or breach, termination or invalidity thereof between EGPC and CONTRACTOR shall be settled by arbitration in accordance with the Arbitration Rules of the Cairo Regional Center for International Commercial Arbitration (the Center) in effect on the date of this Agreement, the approval of the Minister of Petroleum is provided in case EGPC only turn to arbitration. The award of the arbitrators shall be final and binding on the parties.

(c)	The number of arbitrators shall be three (3).

(d)	Each party shall appoint one arbitrator. If, within thirty (30) days after receipt of the claimant's notification of the appointment of an arbitrator the respondent has not notified the claimant in writing of the name of the arbitrator he appoints, the claimant may request the Center to appoint the second arbitrator.

66

(e)	The two arbitrators thus appointed shall choose the third arbitrator who will act as the presiding arbitrator of the tribunal. If within thirty (30) days after the appointment of the second arbitrator, the two arbitrators have not agreed upon the choice of the presiding arbitrator, then either party may request the Secretary General of the Permanent Court of Arbitration at The Hague to designate the appointing authority. Such appointing authority shall appoint the presiding arbitrator in the same way as a sole arbitrator would be appointed under Article 6.3 of the UNCITRAL Arbitration Rules. Such presiding arbitrator shall be a person of a nationality other than A.R.E. or CONTRACTOR's nationality and of a country which has diplomatic relations with both A.R.E. and CONTRACTOR's nationality and who shall have no economic interest in the Petroleum business of the signatories hereto.

(f)	Unless otherwise agreed by the parties to the arbitration, the arbitration, including the making of the award, shall take place in Cairo, A.R.E. .

(g)	The decision of the arbitrators shall be final and binding upon the Parties, including the arbitration fees and all the related issues and the execution of the arbitrator's decision shall be referred to the appropriate courts according to the Egyptian laws.

(h)	Egyptian Law shall apply to the dispute except that in the event of any conflict between Egyptian Laws and this Agreement, the provisions of this Agreement (including the arbitration provision) shall prevail. The arbitration shall be conducted in both Arabic and English languages.

(i)	EGPC and CONTRACTOR shall agree that if, for whatever reason, arbitration in accordance with the above procedure cannot take place, all disputes, controversies or claims arising out of or relating to this Agreement or the breach, termination or invalidity thereof shall be settled by ad hoc arbitration in accordance with the UNCITRAL Rules in effect on the Effective Date.

67

ARTICLE XXIV

STATUS OF PARTIES

(a)	The rights, duties, obligations and liabilities in respect of EGPC and CONTRACTOR hereunder shall be several and not joint or collective, it being understood that this Agreement shall not be construed as constituting an association or corporation or partnership.

(b)	CONTRACTOR shall be subject to the laws of the place where it is incorporated regarding its legal status or creation, organization, charter and by-laws, shareholding, and ownership.

CONTRACTOR's shares of capital which are entirely held abroad shall not be negotiable in the A.R.E. and shall not be offered for public subscription nor shall be subject to the stamp tax on capital shares nor any tax or duty in the A.R.E. Any procedure carried out by CONTRACTOR/ CONTRACTOR MEMBER in A.R.E. or outside A.R.E. that leads to change of the control of the CONTRACTOR/ CONTRACTOR MEMBER on its share in the company's capital, shall be subject to the procedures and provisions of Article VIII "Bonuses" and Article XX "Assignment". CONTRACTOR shall be exempted from the application of Law No. 159 of 1981 as amended.

(c)	In case CONTRACTOR consists of more than one member, all CONTRACTOR Members shall be jointly and severally liable for the performance of the obligations of CONTRACTOR under this Agreement.

68

ARTICLE XXV

LOCAL CONTRACTORS AND

LOCALLY MANUFACTURED MATERIAL

CONTRACTOR or Operating Company, as the case may be, and their contractors shall:

(a)	Give priority to local contractors and sub-contractors, including EGPC's Affiliated Companies as long as their performance is comparable with international performance and the prices of their services are not higher than the prices of other contractors and sub-contractors by more than ten percent (10%).

(b)	Give preference to locally manufactured material, equipment, machinery and consumables so long as their quality and time of delivery are comparable to internationally available material, equipment, machinery and consumables. However, such material, equipment, machinery and consumables may be imported for operations conducted hereunder if the local price of such items at CONTRACTOR's or Operating Company's operating base in A.R.E. is more than ten percent (10%) higher than the price of such imported items before customs duties, but after transportation and insurance costs have been added.

ARTICLE XXVI

ARABIC TEXT

The Arabic version of this Agreement shall, before the appropriate courts of A.R.E., be referred to in construing or interpreting this Agreement; provided however, that in any arbitration pursuant to Article XXIII herein above between EGPC and CONTRACTOR the English and Arabic versions shall both be referred to as having equal force in construing or interpreting this Agreement.

69

ARTICLE XXVII

GENERAL

The headings or titles to each of the Articles to this Agreement are solely for the convenience of the parties hereto and shall not be used with respect to the interpretation of said Articles.

ARTICLE XXVIII

COPIES OF THE AGREEMENT

This Agreement is issued of six (6) identical originals, GOVERNMENT and EGPC maintain three (3) originals, CONTRACTOR maintains three (3) originals of this Agreement and act in accordance to its provisions if necessary.

ARTICLE XXIX

LEGAL HEADQUARTERES

The parties approved that the address supplemented to their entity in the preface hereunder is their chosen headquarter, all sent writings and correspondences declared to such address are considered valid with the outcome of all its legitimate effects. In the event any of the parties changes the aforesaid address, shall notify the other party by a registered letter upon receipt unless otherwise, the correspondence only sent to the aforementioned address is to be considered valid with the outcome of all its legitimate effects.

70

ARTICLE XXX

APPROVAL OF THE GOVERNMENT

This Agreement shall not be binding upon any of the parties hereto unless and until a law is issued by the competent authorities of the A.R.E. authorizing the Minister of Petroleum to sign this Agreement and giving this Agreement full force and effect of law notwithstanding any countervailing Governmental enactment, and the Agreement is signed by the GOVERNMENT, EGPC and CONTRACTOR.

TRANSGLOBE WEST GHARIB Inc.
By
Mr.:	[redacted]
In his capacity:	[redacted]
Signature:	"signed"

TRANSGLOBE WEST BAKR Inc.
By
Mr.:	[redacted]
In his capacity:	[redacted]
Signature:	"signed"

TG NW GHARIB Inc.
By
Mr.:	[redacted]
In his capacity:	[redacted]
Signature:	"signed"

EGYPTIAN GENERAL PETROLEUM CORPORATION
By
Mr.:	[redacted]
In his capacity:	[redacted]
Signature:	"signed"

ARAB REPUBLIC OF EGYPT
By
His Excellency :	[redacted]
In his capacity:	[redacted]
Signature:	"signed"

Date:	January 19, 2022

71

ANNEX "A"

CONCESSION AGREEMENT FOR PETROLEUM

EXPLORATION, DEVELOPMENT AND EXPLOITATION

BETWEEN

THE ARAB REPUBLIC OF EGYPT

AND

THE EGYPTIAN GENERAL PETROLEUM CORPORATION

AND

TRANSGLOBE WEST BAKR Inc.

AND

TRANSGLOBE WEST GHARIB Inc.

AND

TG NW GHARIB Inc.

IN

MERGED DEVELOPMENT AREAS

WEST BAKR AREA

WEST GHARIB AREA

NORTHWEST GHARIB ONSHORE AREA

EASTERN DESERT

A.R.E.

BOUNDARY DESCRIPTION OF THE CONCESSION AREA

Annex "B" is a provisional illustrative map at an approximate scale of 1: 770 000 showing the Area covered and affected by this Agreement.

-	The Area measures approximately one hundred eighty two square kilometers and seventy square meters (182.07 km2) of surface Area. It is composed of all or part of Development Blocks, the whole Blocks are defined on one (1) minute latitude by one (1) minute longitude grid.

-	It is to be noted that the delineation lines of the Area in Annex "B" are intended to be only illustrative and provisional and may not show accurately their true position in relation to existing monuments and geographical features.

72

ANNEX "B"

ILLUSTRATIVE MAP SHOWING AREA COVERED

[maps contained in the Annex "B" have been redacted]

73

ANNEX "C-1"

THE GUARANTY

EGYPTIAN GENERAL PETROLEUM CORPORATION

Gentlemen,

Reference is made to this Concession Agreement issued by virtue of law No.--- of 20…. by and between the Arab Republic of Egypt (A.R.E.),The Egyptian General Petroleum Corporation (EGPC), TRANSGLOBE WEST GHARIB Inc., TRANSGLOBE WEST BAKR Inc. and TG NW GHARIB Inc. (hereinafter referred to as "CONTRACTOR").

TRANSGLOBE WEST GHARIB Inc., TRANSGLOBE WEST BAKR Inc. and TG NW GHARIB Inc. which are the partners with EGPC in the Concession Agreement issued by virtue of law No…… of 20………, as Guarantor and on behalf of CONTRACTOR hereby undertakes that, if CONTRACTOR spends, through the Operating Company, in capital expenditures during the first five (5) years of the duration of the Concession Agreement, starting from 1/2/2020, less than the minimum amount specified for such period of [amount redacted] (the difference being hereunder described as “Shortfall”), EGPC shall notify TRANSGLOBE WEST GHARIB Inc., TRANSGLOBE WEST BAKR Inc. and TG NW GHARIB Inc. as CONTRACTOR and as Guarantor in writing of the amount of the Shortfall. Within fifteen (15) days of receipt of said notice, TRANSGLOBE WEST GHARIB Inc., TRANSGLOBE WEST BAKR Inc. and TG NW GHARIB Inc. on behalf of CONTRACTOR shall pay and/or transfer to EGPC a quantity of Petroleum sufficient in value to cover the Shortfall.

74

In case said Petroleum shall be transferred, it will be deducted from TRANSGLOBE WEST GHARIB Inc., TRANSGLOBE WEST BAKR Inc. and TG NW GHARIB Inc. share of Petroleum production from all its Development Concession Agreements , pursuant to the terms of the Concession Agreement for Petroleum Exploration, Development and Exploitation issued by virtue of law No. ………of 20………… mentioned above and said Petroleum shall be valued at the time of the transfer to EGPC in accordance with the provisions of the Concession Agreement, from which such share has been transferred.

CONTRACTOR may at any time between the date hereof and the date on which this Guaranty shall expire submit a Bank Guaranty of [amount redacted] or of the value of the Shortfall in the form of the Bank Letter of Guaranty attached, in such event the provisions of this Guaranty shall automatically lapse and be of no effect.

It is understood that this Guaranty and the responsibility of the Guarantor under this Guaranty shall be reduced quarterly by the amounts spent by CONTRACTOR through the Operating Company and approved by EGPC.

75

This Guaranty shall expire and become null and void on the date six (6) months after the end of the five (5) year period stated above or on the date EGPC confirms that CONTRACTOR fulfilled its obligations hereunder.

Yours Faithfully,

TRANSGLOBE WEST GHARIB Inc.

By

Mr.:
In his capacity:
Signature:

TRANSGLOBE WEST BAKR Inc.

By

Mr.:
In his capacity:
Signature:

TG NW GHARIB Inc.

By

Mr.:
In his capacity:
Signature:

Date:

76

ANNEX "C-2"

Letter of Guaranty

Letter of Guaranty No. --- (Cairo ------------ 20---)

EGYPTIAN GENERAL PETROLEUM CORPORATION.

Gentlemen,

The undersigned, National Bank of Egypt (or any bank operating in "A.R.E." under the supervision of the Central Bank of EGYPT and has credit rating not less than that of A.R.E.) as Guarantor, hereby guarantees to the EGYPTIAN GENERAL PETROLUEM CORPORATION (hereinafter referred to as “EGPC”) to the limit of ----------------- million U.S. Dollars ($------------------), the performance by TRANSGLOBE WEST GHARIB Inc., TRANSGLOBE WEST BAKR Inc. and TG NW GHARIB Inc. (hereinafter referred to collectively as “CONTRACTOR” and individually as "CONTRACTOR Member") of its obligations required for Exploration and Development activities to spend a minimum of ---------------- million U.S. Dollars ($---------------) during the first five (5) year period starting from the Effective Date 1/2/2020 under Article IV of the Concession Agreement issued by virtue of Law No. …… of 20…. (hereinafter referred to as the “Agreement”) covering MERGED DEVELOPMENT AREAS; WEST BAKR AREA, WEST GHARIB AREA, NORTH WEST GHARIB ONSHORE AREA, EASTERN DESERT, herein after refered to as "MERGED DEVELOPMENT AREA" described in Annex "A" and Annex "B" of said Agreement, by and between the Arab Republic of Egypt (hereinafter referred to as “A.R.E.”), EGPC and CONTRACTOR, dated -------.

It is understood that this Guaranty and the liability of the Guarantor hereunder shall be reduced quarterly, during the period of expenditure of said ------------------- million U.S. Dollars ($-------------) by the amount of money expended by CONTRACTOR for such operations during each such quarter. Each such reduction shall be established by the joint written statement of CONTRACTOR and EGPC.

In the event of a claim by EGPC of non-performance or surrender of the Agreement on the part of CONTRACTOR prior to fulfillment of said minimum expenditure obligations under Article IV of the Agreement, there shall be no liability on the undersigned Guarantor for payment to EGPC unless and until such liability has been established by written statement of EGPC setting forth the amount due under this Agreement.

77

It is a further condition of this Letter of Guaranty that:

(1)	This Letter of Guaranty will become available only provided that the Guarantor will have been informed in writing by CONTRACTOR and EGPC that this Agreement between CONTRACTOR, A.R.E. and EGPC has become effective according to its terms and said Guaranty shall become effective on the Effective Date of said Agreement.

(2)	This Letter of Guaranty shall in any event automatically expire:

(a)	------ (--) year and six (6) months after the date it becomes effective, or

(b)	At such time as the total of the amounts shown on quarterly joint statements of EGPC and CONTRACTOR equals or exceeds the amount of said minimum expenditure obligation, whichever is earlier.

(3)	Consequently, any claim, in respect thereof should be made to the Guarantor prior to either of said expiration dates at the latest accompanied by EGPC's written statement, setting forth the amount of under-expenditure by CONTRACTOR to the effect that:

(a)	CONTRACTOR has failed to perform its expenditure obligations referred to in this Guaranty, and

(b)	CONTRACTOR has failed to pay the expenditure deficiency to EGPC.

Please return to us this Letter of Guaranty in the event it does not become effective, or upon the expiry date.

Yours Faithfully,

Accountant :
Manager :

78

ANNEX "D"

CHARTER OF OPERATING COMPANY

ARTICLE I

''Operating Company'' a joint stock company having the nationality of the ARAB REPUBLIC OF EGYPT shall be formed with the authorization of the GOVERNMENT in accordance with the provisions of this Agreement referred to below and of this Charter.

The Company shall be subject to all laws and regulations in force in the A.R.E. to the extent that such laws and regulations are not inconsistent with the provisions of this Charter and the Agreement referred to below.

ARTICLE II

The establishment date of the Operating Company shall be the date of the Minister of Petroleum and Mineral Resources' signature of this Agreement, after the relevant Law is issued, The name of the Operating Company shall be mutually agreed upon between EGPC and CONTRACTOR and shall be subject to the approval of the Minister of Petroleum.

ARTICLE III

The Head Office of Operating Company shall be in the A.R.E. in Cairo.

ARTICLE IV

The object of Operating Company is to act as the agency through which EGPC and CONTRACTOR, carry out and conduct the Development operations required in accordance with the provisions of the Agreement signed on the ------ day of --------------- by and between the ARAB REPUBLIC OF EGYPT, THE EGYPTIAN GENERAL PETROLEUM CORPORATION and CONTRACTOR covering Petroleum operations in MERGED DEVELOPMENT AREAS; WEST BAKR AREA, WEST GHARIB AREA, NORTH WEST GHARIB ONSHORE AREA, EASTERN DESERT described therein.

79

Operating Company shall be the agency to carry out and conduct operations on the Effective Date, pursuant to Work Programs and Budgets approved in accordance with the Agreement.

Operating Company shall keep account of all costs, expenses and expenditures for such operations under the terms of the Agreement and Annex "E" thereto.

Operating Company shall not engage in any business or undertake any activity beyond the performance of said operations unless otherwise agreed upon by EGPC and CONTRACTOR.

ARTICLE V

The authorized capital of Operating Company is twenty thousand Egyptian Pounds divided into five thousand shares of common stock with a value of four Egyptian Pounds per share having equal voting rights, fully paid and non-assessable.

EGPC and CONTRACTOR shall each pay for, hold and own, throughout the life of Operating Company, one half (1/2) of the capital stock of Operating Company provided that only in the event that either party should transfer or assign the whole or any percentage of its ownership interest in the entirety of the Agreement, may such transferring or assigning party transfer or assign any of the capital stock of Operating Company and, in that event, such transferring or assigning party (and its successors and assignees) must transfer and assign a stock interest in Operating Company equal to the transferred or assigned whole or percentage of its ownership interest in the entirety of the said Agreement.

ARTICLE VI

Operating Company shall not own any right, title, interest or estate in or under the Agreement or in any of the Petroleum produced from any Block in the Area thereunder or in any of the assets, equipment or other property obtained or used in connection therewith, and shall not be obligated as a principal for the financing or performance of any of the duties or obligations of either EGPC or CONTRACTOR under the Agreement. Operating Company shall not make any profit from any source whatsoever.

80

ARTICLE VII

Operating Company shall be no more than an agent for EGPC and CONTRACTOR. Whenever it is indicated herein that Operating Company shall decide, take action or make a proposal and the like, it is understood that such decision or judgment is the result of the decision or judgment of EGPC/CONTRACTOR or EGPC and CONTRACTOR, as may be required by the Agreement.

ARTICLE VIII

Operating Company shall have a Board of Directors consisting of eight (8) members, four (4) of whom shall be designated by EGPC and the other four (4) by CONTRACTOR. The Chairman shall be designated by EGPC and shall also be a Managing Director. CONTRACTOR shall designate the General Manager who shall also be a Managing Director.

ARTICLE IX

Meetings of the Board of Directors shall be valid if a majority of the Directors are present and any decision taken at such meetings must have the affirmative vote of five (5) or more of the Directors; provided, however, that any Director may be represented and vote by proxy held by another Director.

ARTICLE X

General meetings of the Shareholders shall be valid if a majority of the capital stock of Operating Company is represented thereat. Any decision taken at such meetings must have the affirmative vote of Shareholders owning or representing a majority of the capital stock.

ARTICLE XI

The Board of Directors shall approve the regulations covering the terms and conditions of employment of the personnel of Operating Company employed directly by Operating Company and not assigned thereto by CONTRACTOR and EGPC.

81

The Board shall, in due course, draw up the By-Laws of Operating Company, and such By-Laws shall be effective upon being approved by a General Meeting of the Shareholders, in accordance with the provisions of Article X hereof.

ARTICLE XII

The duration of Operating Company shall be for a period equal to the duration of the said Agreement.

The Operating Company shall be wound up if the Agreement referred to above is terminated for any reason as provided for therein.

TRANSGLOBE WEST GHARIB Inc.
By
Mr.:	[redacted]
In his capacity:	[redacted]
Signature:	"signed"

TRANSGLOBE WEST BAKR Inc.
By
Mr.:	[redacted]
In his capacity:	[redacted]
Signature:	"signed"

TG NW GHARIB Inc.
By
Mr.:	[redacted]
In his capacity:	[redacted]
Signature:	"signed"

EGYPTIAN GENERAL PETROLEUM CORPORATION
By
Mr.:	[redacted]
In his capacity:	[redacted]
Signature:	"signed"

Date:	___________________________

82

ANNEX "E"

ACCOUNTING PROCEDURE

ARTICLE I

GENERAL PROVISIONS

(a)	Definitions:

The definitions contained in Article I of the Agreement shall apply to this Accounting Procedure and have the same meanings.

(b)	Statements of activity:

(1)	CONTRACTOR shall, in accordance with Article IV of this Agreement - render to EGPC within thirty (30) days of the end of each calendar quarter a Statement of Exploration and Development Activities reflecting all charges and credits related to the Exploration and Development Operations for that quarter summarized by appropriate classifications indicative of the nature thereof.

(2)	Operating Company shall render to EGPC and CONTRACTOR within fifteen (15) days of the end of each calendar quarter a Statement of Development and Exploration Activity reflecting all charges and credits related to the Development and Exploration operations for that quarter summarized by appropriate classifications indicative of the nature thereof, except that items of controllable material and unusual charges and credits shall be detailed.

Pursuant to Article VI, EGPC shall audit and approve each statement of Development and Exploration Activity submitted by the CONTRACTOR or the Operating Company (as the case may be). Any comments made by EGPC shall be reflected by the CONTRACTOR or the Operating Company (as the case may be) on the Statement produced for the next calendar quarter.

(c)	Adjustments and Audits:

(1)	Each quarterly Statement of Exploration and Development operations Activity pursuant to Article I (b) (1) of this Annex shall conclusively be presumed to be true and correct after three (3) months following the receipt of each Statement by EGPC unless within the said three (3) months EGPC takes written exception thereto pursuant to Article IV (e) of the Agreement. During the

83

said three (3) month period supporting documents will be available for inspection by EGPC during all working hours.

CONTRACTOR will have the same audit rights on Operating Company Statements as EGPC under this sub-paragraph.

(2)	All Statements of Development and Exploration Activity for any calendar quarter pursuant to Article I (b) (2) of this Annex, shall conclusively be presumed to be true and correct three (3) months following the receipt of such Statement, unless within the said three (3) month period EGPC or CONTRACTOR takes written exception thereto. Pending expiration of said three (3) months EGPC or CONTRACTOR or both of them shall have the right to audit Operating Company accounts, records and supporting documents for such quarter in the same manner as provided in Article IV (e) of the Agreement.

(d)	Currency Exchange:

CONTRACTOR's books for Exploration and Development operations and Operating Company's books for Development and Exploration, if any, shall be kept in the A.R.E. in U.S. Dollars. All U.S. Dollars expenditures shall be charged in the amount expended. All Egyptian Pounds expenditures shall be converted to U.S. Dollars at the applicable rate of exchange issued by the Central Bank of Egypt on the first day of the month in which expenditures are recorded, and all other non-U.S. Dollars expenditures shall be translated to U.S. Dollars at the buying rate of exchange for such currency as quoted by National Westminster Bank Limited, London at 10.30 a.m. G.M.T., on the first day of the month in which expenditures are recorded. A record shall be kept of the exchange rates used in translating Egyptian Pounds or other non-U.S. Dollars expenditures to U.S. Dollars.

(e)	Precedence of Documents:

In the event of any inconsistency or conflict between the provisions of this Accounting Procedure and the provisions of the Agreement treating the same subject differently, then the provisions of the Agreement shall prevail.

84

(f)	Revision of Accounting Procedure:

By mutual agreement between EGPC and CONTRACTOR, this Accounting Procedure may be revised in writing from time to time in the light of future arrangements.

(g)	No Charge for Interest on Investment:

Interest on investment or any bank fees, charges or commissions related to any bank guarantees shall not at any time be charged as recoverable costs under the Agreement.

ARTICLE II

COSTS, EXPENSES AND EXPENDITURES

Subject to the provisions of the Agreement, CONTRACTOR shall alone bear and, directly or through Operating Company, pay the following costs and expenses, which costs and expenses shall be classified and allocated to the activities according to sound and generally accepted accounting principles and treated and recovered in accordance with Article VI of this Agreement:

(a)	Surface Rights:

All direct cost attributable to the acquisition, renewal or relinquishment of surface rights acquired and maintained in force for the Area.

(b)	Labor and Related Costs:

(1)	Salaries and Wages, which was approved by EGPC, of CONTRACTOR's or Operating Company's employees, as the case may be, directly engaged in the various activities under the Agreement including salaries and wages paid to geologists and other employees who are temporarily assigned to and employed in such activities.

Reasonable revisions of such salaries and wages shall be effected to take into account changes in CONTRACTOR's policies and amendments of laws applicable to salaries. For the purpose of this Article II (b) and Article II (c) of this Annex, salaries and wages shall mean the assessable amounts for A.R.E. Income Taxes, including the salaries during vacations and sick leaves, but excluding all the amounts of the other items covered by the percentage fixed under (2) below.

85

(2)	For expatriate employees permanently assigned to Egypt:

1.	All allowances applicable to salaries and wages;

2.	Cost of established plans; and

3.	All travel and relocation costs of such expatriate employees and their families to and from the employee's country or point of origin at the time of employment, at the time of separation, or as a result of transfer from one location to another and for vacation (transportation costs for employees and their families transferring from the A.R.E. to another location other than their country of origin shall not be charged to A.R.E. Operations).

Costs under this Article II (b) (2) shall be deemed to be equal to seventy percent (70%) or applied percentage, which is lesser, of basic salaries and wages paid for such expatriate personnel including those paid during vacations and sick leaves as established in CONTRACTOR's international policies, chargeable under Article II (b) (1), Article II (i), of this Annex

However, salaries and wages during vacations, sick leaves and disability are covered by the foregoing percentage. The percentage outlined above shall be deemed to reflect CONTRACTOR's actual costs as of the Effective Date with regard to the following benefits, allowances and costs:-

1.	Housing and Utilities Allowance.
2.	Commodities and Services Allowance.
3.	Special Rental Allowance.
4.	Vacation Transportation Allowance.
5.	Vacation Travel Expense Allowance.
6.	Vacation Excess Baggage Allowance.
7.	Education Allowances (Children of Expatriate Employees).
8.	Hypothetical U.S. Tax Offset (which results in a reduction of the chargeable percentage).
9.	Storage of Personal Effects.
10.	Housing Refurbishment Expense.
11.	Property Management Service Fees.

86

12.	Recreation Allowance.
13.	Retirement Plan.
14.	Group Life Insurance.
15.	Group Medical Insurance.
16	Sickness and Disability.
17.	Vacation Plans Paid (excluding Allowable Vacation Travel Expenses).
18.	Savings Plan.
19.	Military Service Allowance.
20.	F.I.C.A.
21.	Workman's Compensation.
22.	Federal and State Unemployment Insurance.
23.	Personnel Transfer Expense
24.	National Insurance.
25.	Income taxes on above additional benefits.

The percentages outlined above shall be reviewed at intervals of three (3) years from the Effective Date and at such time CONTRACTOR and EGPC will agree on new percentages to be used under this paragraph.

Revisions of the percentages will take into consideration variances in costs and changes in CONTRACTOR's international policies which change or exclude any of the above allowances and benefits.

The revised percentages will reflect as nearly as possible CONTRACTOR's actual costs of all its established allowances and benefits and of personnel transfers.

(3)	For expatriate employees temporarily assigned to Egypt all allowances, costs of established plans and all travel relocation costs for such expatriates as paid in accordance with CONTRACTOR's international policies. Such costs shall not include any administrative overhead.

(4)	Costs of expenditure or contributions made pursuant to law or assessment imposed by Governmental authority which are applicable to labor cost of salaries and wages as provided under Article II (b) (1), Article II (b) (2), Article II (i), of this Annex.

87

(c)	Benefits, allowances and related costs of national employees:

Bonuses, overtime, customary allowances and benefits on a basis similar to that prevailing for Oil companies operating in the A.R.E., all as chargeable under Article II (b) (1), Article II (i) of this Annex. Severance pay will be charged at a fixed rate applied to payrolls which will equal an amount equivalent to the maximum liability for severance payment as required under the A.R.E. Labor Law.

(d)	Material:

Material, equipment and supplies purchased or furnished as such by CONTRACTOR or Operating Company.

(1)	Purchases:

Material, equipment and supplies purchased shall be at the price paid by CONTRACTOR or Operating Company plus any related cost and after deduction of all discounts actually received.

(2)	Material Furnished by CONTRACTOR:

Material required for operations shall be purchased directly whenever practicable, except that CONTRACTOR may furnish such material from CONTRACTOR's or CONTRACTOR's Affiliated Companies stocks outside the A.R.E. under the following conditions:

1.	New Material (Condition "A")

New Material transferred from CONTRACTOR's or CONTRACTOR's Affiliated Companies warehouse or other properties shall be priced at cost, provided that the cost of material supplied is not higher than international prices for material of similar quality supplied on similar terms, prevailing at the time such material was supplied.

88

2.	Used Material (Conditions "B" and "C")

a)	Material which is in sound and serviceable condition and is suitable for reuse without reconditioning shall be classed as Condition "B" and priced at seventy - five percent (75%) of the price of new material.

b)	Material which cannot be classified as Condition "B" but which is serviceable for original function but substantially not suitable for reconditioning, shall be classed as Condition "C" and priced at fifty percent (50%) of the price of new material.

c)	Material which cannot be classified as Condition "B" or Condition "C" shall be priced at a value commensurate with its use.

d)	Tanks, buildings and other equipment involving erection costs shall be charged at applicable percentage of knocked - down new price.

(3)	Warranty of Materials Furnished by CONTRACTOR

CONTRACTOR does not warrant the material furnished beyond or back of the dealer's or manufacturer's guaranty; and in case of defective material, credit shall not be recorded until adjustment has been received by CONTRACTOR from manufacturers or their agents.

It is understood that the value of the Warehouse stock and spare parts shall be charged to the cost recovery category defined above, only when used in operations.

(e)	Transportation and Employee Relocation Costs:

(1)	Transportation of equipment, materials and supplies necessary for the conduct of CONTRACTOR's or Operating Company's activities.

89

(2)	Business travel and transportation expenses to the extent covered by established policies of CONTRACTOR or with regard to expatriate and national employees, as incurred and paid by, or for, employees in the conduct of CONTRACTOR's or Operating Company's business.

(3)	Employees transportation and relocation costs for national employees to the extent covered by established policies.

(f)	Services:

(1)	Outside services: The costs of contracts for consultants, services and utilities procured from third parties.

(2)	Cost of services performed by EGPC, by CONTRACTOR or by their Affiliated Companies in facilities inside or outside the A.R.E. Regular, recurring, routine services, such as interpreting magnetic tapes and/or other analyses, shall be performed and charged by EGPC and/or CONTRACTOR or their Affiliated Companies at an agreed contracted price. Major projects involving engineering and design services shall be performed by EGPC and/or CONTRACTOR or their Affiliated Companies at a negotiated contract amount.

(3)	Use of EGPC's, CONTRACTOR's or their Affiliated Companies' wholly owned equipment shall be charged at a rental rate commensurate with the cost of ownership and operation, but not in excess of competitive rates currently prevailing in the A.R.E. .

(4)	CONTRACTOR's and CONTRACTOR's Affiliated Companies' rates shall not include any administrative or overhead costs.

(g)	Damages and Losses:

All costs or expenses, necessary to replace or repair damages or losses incurred by fire, flood, storm, theft, accident or any other cause not controllable by CONTRACTOR or Operating Company through the exercise of reasonable diligence. CONTRACTOR or Operating Company shall furnish EGPC and CONTRACTOR written notice of damages or losses incurred in excess of ten thousand U.S. Dollars ($10,000) per occurrence, as soon as practicable after report of the same has been received by CONTRACTOR or Operating Company.

90

(h)	Insurance and Claims:

The cost of any public liability, property damage and other insurance against liabilities of CONTRACTOR, Operating Company and/or the parties or any of them to their employees and/or outsiders as may be required by the laws, rules and regulations of the GOVERNMENT or as the parties may agree upon. The proceeds of any such insurance or claim collected, less the actual cost of making a claim, shall be credited against operations.

If no insurance is carried for a particular risk, in accordance with good international Oil field practices, all related actual expenditures incurred and paid by CONTRACTOR or Operating Company in settlement of any and all losses, claims, damages, judgments and any other expenses, including legal services.

(i)	Indirect Expenses:

Camp overhead and facilities such as shore base, warehouses, water systems, road systems, salaries and expenses of field supervisory personnel, field clerks, assistants, and other general employees indirectly serving the Area.

(j)	Legal Expenses:

All costs and expenses of litigation, or legal services otherwise necessary or expedient for the protection of the Area, including attorney's fees and expenses as hereinafter provided, together with all judgments obtained against the parties or any of them on account of the operations under the Agreement, and actual expenses incurred by any party or parties hereto in securing evidence for the purpose of defending against any action or claim prosecuted or urged against the operations or the subject matter of the Agreement. In the event actions or claims affecting the interests hereunder shall be handled by the legal staff of one or more of the parties hereto, a charge commensurate with cost of providing and furnishing such services may be made to operations.

91

(k)	Administrative Overhead and General Expenses:

(1)	Cost of staffing and maintaining CONTRACTOR's head office in the A.R.E. other than field offices which shall be charged as provided for in Article II (i) of this Annex, and excepting salaries of employees of CONTRACTOR who are temporarily assigned to and directly serving on the Area, which shall be charged as provided for in Article II (b) of this Annex.

(2)	While the Operating Company is conducting operations, the Operating Company's personnel engaged in general clerical and office work, supervisors and officers whose time is generally spent in the main office and not the field, and all employees generally considered as general and administrative and not charged to other types of expense shall be charged to operations. Such expenses shall be allocated each month between Exploration and Development operations according to sound and practicable accounting methods.

(l)	Taxes:

All taxes, duties or levies paid in the A.R.E. by CONTRACTOR or Operating Company with respect to this Agreement other than those covered by Article III (g) (1) of the Agreement.

(m)	Continuing CONTRACTOR Costs:

Costs of CONTRACTOR activities required under the Agreement and incurred exclusively in the A.R.E. after Operating Company is formed. No sales expenses incurred outside or inside the A.R.E. may be recovered as a cost.

(n)	Other Expenditures:

Any costs, expenses or expenditures, other than those which are covered and dealt with by the foregoing provisions of this Article II, incurred by CONTRACTOR or Operating Company under approved Work Programs and Budgets.

92

ARTICLE III

INVENTORIES

(a)	Periodic Inventories, Notice and Representation:

At reasonable intervals as agreed upon by EGPC and CONTRACTOR inventories shall be taken by Operating Company of the operations materials, which shall include all such materials, physical assets and construction projects. Written notice of intention to take inventory shall be given by Operating Company to EGPC and CONTRACTOR at least thirty (30) days before any inventory is to begin so that EGPC and CONTRACTOR may be represented when any inventory is taken. Failure of EGPC and/or CONTRACTOR to be represented at an inventory shall bind them to accept the inventory taken by Operating Company, who shall in that event furnish the party not represented with a copy thereof.

(b)	Reconciliation and Adjustment of Inventories:

Reconciliation of inventory shall be made by CONTRACTOR and EGPC, and a list of overages and shortages shall be jointly determined by Operating Company and CONTRACTOR and EGPC, and the inventory adjusted by Operating Company.

ARTICLE IV

COST RECOVERY

(a)	Statements of Recovery of Costs and of Cost Recovery Petroleum:

CONTRACTOR shall, pursuant to Article VI of the Agreement, render to EGPC as promptly as practicable but not later than fifteen (15) days after receipt from Operating Company of the Statements for Development and Exploration Activity for the calendar quarter a Statement for that quarter showing:

1.	Recoverable costs carried forward from the previous quarter, if any.
2.	Recoverable costs incurred and paid during the quarter.
3.	Total recoverable costs for the quarter (1) + (2).
4.	Value of Cost Recovery Petroleum taken and separately disposed of by CONTRACTOR for the quarter.

5.	Amount of costs recovered for the quarter.

93

6.	Amount of recoverable costs carried into the succeeding quarter, if any.
7.	Excess, if any, of the value of Cost Recovery Petroleum taken and separately disposed of by CONTRACTOR over costs recovered for the quarter.

Pursuant to Article VI, EGPC shall audit and approve each Statement of Development and Exploration Activity submitted by the CONTRACTOR and the total production and pricing related to the relevant calendar quarter. Any comments made by EGPC shall be reflected by the CONTRACTOR on the statement produced for the next calendar quarter.

(b)	Payments:

If such Statement shows an amount due EGPC, payment of that amount shall be made in U.S. Dollars by CONTRACTOR with the rendition of such Statement. If CONTRACTOR fails to make any such payment to EGPC on the date when such payment is due, then CONTRACTOR shall pay interest of two and one half percent (2.5%) per annum higher than the London Interbank Borrowing Offered Rate (LIBOR) for three (3) months U.S. Dollars deposits prevailing on the date such interest is calculated. Such interest payment shall not be recoverable.

(c)	Settlement of Excess Cost Recovery Petroleum:

EGPC has the right to take its entitlement of Excess Cost Recovery Petroleum under Article VI (a) (2) of the Agreement in kind during the said quarter. A settlement shall be required with the rendition of such Statements in case CONTRACTOR has taken more than its own entitlement of such Excess Cost Recovery Petroleum.

(d)	Audit Right:

EGPC shall have a period of twelve (12) months from receipt of any Statement under this Article IV in which to audit and raise objection to any such Statement. EGPC and CONTRACTOR shall agree on any required adjustments. Supporting documents and accounts will be available to EGPC during said twelve (12) month period.

94

ARTICLE V

CONTROL AND MAJOR ACCOUNTS

(a)	Exploration and Development Obligation Control Accounts:

CONTRACTOR will establish an Exploration and Development Obligations Control Account and an offsetting contra account to control therein the total amount of Exploration and Development expenditures reported on Statements of activity prepared per Article I (b) (1) of this Annex, less any reductions agreed to by EGPC and CONTRACTOR following written exceptions taken by a non-operator pursuant to Article I (c) (1) of this Annex, in order to determine when minimum Exploration and Development obligations have been met.

(b)	Cost Recovery Control Account:

CONTRACTOR will establish a Cost Recovery Control Account and an off-setting contra account to control therein the amount of cost remaining to be recovered, if any, the amount of cost recovered and the value of Excess Cost Recovery Petroleum, if any.

(c)	Major Accounts:

For the purpose of classifying costs, expenses and expenditures for Cost Recovery as well as for the purpose of establishing when the minimum Exploration and Development obligations have been met, costs, expenses and expenditures shall be recorded in major accounts including the following:

•	Exploration Expenditures;
•	Development Expenditures other than Operating Expenses;
•	Operating Expenses;

Necessary sub-accounts shall be used.

Revenue accounts shall be maintained by CONTRACTOR to the extent necessary for the control of recovery of costs and the treatment of Cost Recovery Petroleum.

95

ARTICLE VI

TAX IMPLEMENTATION PROVISIONS

It is understood that CONTRACTOR shall be subject to Egyptian Income Tax Laws except as otherwise provided in the Agreement, that any A.R.E. Income Taxes paid by EGPC on CONTRACTOR's behalf constitute additional income to CONTRACTOR, and this additional income is also subject to A.R.E. income tax, that is "grossed up".

“CONTRACTOR's annual income”, as determined in Article III (g) (3) of this Agreement, less the amount equal to CONTRACTOR's grossed-up Egyptian income tax liability, shall be CONTRACTOR's "Provisional Income".

The "gross-up value" is an amount added to Provisional Income to give "Taxable Income", such that the grossed-up value is equivalent to the A.R.E. Income Taxes.

THEREFORE:

Taxable Income = Provisional Income plus Grossed-up Value

and

Grossed-up Value = A.R.E. Income Tax on Taxable Income.

If the "A.R.E. Income Tax rate", which means the effective or composite tax rate due to the various A.R.E. taxes levied on income or profits, is constant and not dependent on the level of income, then:

Grossed-up Value = A.R.E. income tax rate TIMES Taxable Income.

Combining the first and last equations above

Grossed-up Value=	Provisional income X Tax Rate
1 - Tax Rate

where the tax rate is expressed as a decimal.

96

The above computations are illustrated by the following numerical example. Assuming that the Provisional Income is $10 and the A.R.E. Income Tax rate is forty percent (40%), then the Grossed-up Value is equal to:

$ 10 X 0.4 = $ 6.67
1 - 0.4

Therefore:

Provisional income	$10.00
Plus Grossed-up Value	6.67
Taxable Income	$16.67
Less: A.R.E. Income Taxes at 40%	6.67
CONTRACTOR's Income after taxes	$10.00

97

Annex "F"

Map of the National Gas Pipeline Grid System

[map redacted]

98